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Nedlloyd

KWARTAALBERICHT KONINKLIJKE NEDLLOYD N.V.
QUARTERLY REPORT ROYAL NEDLLOYD N.V.



4e KWARTAAL
4th QUARTER
2002

Nedlloyd

KWARTAALBERICHT KONINKLIJKE NEDLLOYD N.V.
QUARTERLY REPORT ROYAL NEDLLOYD N.V.



1e KWARTAAL
1st QUARTER
2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	**2002 1st quarter**	2001 1st quarter
Share in result non-consolidated participations		
– P&O Nedlloyd	**– 49**	8
– Martinair	**– 1**	– 4
	– 50	4
Corporate overheads and other activities	**– 1**	– 1
Interest income minus interest expenses	**1**	2
Result on ordinary activities before taxation	**– 50**	5
Taxation	**0**	0
Result on ordinary activities after taxation	**– 50**	5
Extraordinary result after taxation	**0**	0
Net result	**– 50**	5
Average number of outstanding ordinary shares (x 1,000)	**21,135**	22,885
In euros per outstanding ordinary share:		
– Net result	**– 2.37**	0.22
– Result on ordinary activities after taxation	**– 2.37**	0.22

[illegible]

(x € 1 mln)	**31-03-2002**	31-12-2001
Fixed assets	**964**	1,010
Current assets	**7**	7
Cash and bank balances	**145**	143
Total assets	**1,116**	1,160
Shareholders' equity	**1,043**	1,086
Provisions	**55**	56
Current liabilities	**18**	18
Total liabilities	**1,116**	1,160
Number of outstanding ordinary shares (x 1,000)	**21,322**	21,105
In euros per outstanding ordinary share:		
– Shareholders' equity	**48.92**	51.46

Shareholders' equity	
Position 31-12-2001	**1,086**
Exchange differences	**4**
Execution option rights	**3**
Net result	**– 50**
Position 31-03-2002	**1,043**

Figures unaudited.

KONINKLIJKE NEDLLOYD N.V.

- Nettoresultaat Nedlloyd in eerste kwartaal € –50 mln (eerste kwartaal 2001: € 5 mln).
- Bedrijfsresultaat P&O Nedlloyd: US $ –68 mln (eerste kwartaal 2001: US $ 31 mln).
- Nettoresultaat Martinair: € –3 mln (eerste kwartaal 2001: € –7 mln).
- Resultaat per aandeel € –2,37 (eerste kwartaal 2001: € 0,22).

In het eerste kwartaal van 2002 heeft Nedlloyd een resultaat uit gewone bedrijfsuitoefening behaald van € –50 mln; een verslechtering van € 55 mln ten opzichte van de vergelijkbare periode van vorig jaar.
Het aandeel in het resultaat van de beide niet-geconsolideerde deelnemingen P&O Nedlloyd en Martinair tezamen bedroeg eveneens € –50 mln (eerste kwartaal 2001: € 4 mln).

In het eerste kwartaal, seizoenmatig het meest ongunstige, daalde het bedrijfsresultaat van P&O Nedlloyd in vergelijking met dezelfde periode van vorig jaar met US $ 99 mln tot US $ –68 mln.

Ten opzichte van het zelfde kwartaal in 2001 was de gemiddelde opbrengst per vervoerde container 17% lager. Deze daling van de gemiddelde opbrengst is veroorzaakt door de in 2001 ontstane overcapaciteit in de bedrijfstak.

Daartegenover werden de gemiddelde kosten per vervoerde container aanzienlijk teruggebracht, vooral dankzij de succesvolle implementatie van kostenbesparingsprogramma's. Daarnaast zal het recent aangekondigde US $ 350 miljoen kostenbesparingsprogramma in de loop van dit jaar en in 2003 tot aanzienlijke, verdere besparingen leiden.

P&O Nedlloyd vervoerde in de eerste drie maanden van het jaar 791.700 TEU's, 9% meer dan in het eerste kwartaal van 2001 (727.400 TEU's).

Het aandeel van Nedlloyd in het resultaat van P&O Nedlloyd van € –49 mln, betekende een verslechtering van € 57 mln ten opzichte van het eerste kwartaal van vorig jaar.

BERICHT 1^E KWARTAAL 2002

Het nettoresultaat van Martinair in het eerste kwartaal van 2002 bedroeg € –3 mln, een verbetering van € 4 mln ten opzichte van de vergelijkbare periode van vorig jaar.*
De verbeterde gang van zaken doet zich zowel voor bij het vrachtvervoer als bij het passagiersvervoer. Ook de in vergelijking met 2001 lagere kerosineprijs is van invloed op de resultaten geweest.
Het aandeel van Nedlloyd in het resultaat van Martinair bedroeg € –1 mln, een verbetering van € 3 mln ten opzichte van de eerste drie maanden van vorig jaar.*

* *Voor vergelijkingsdoeleinden aangepast.*

Het nettorenteresultaat bedroeg in het eerste kwartaal van 2002 € 1 mln (eerste kwartaal 2001: € 2 mln).

Zoals reeds eerder aangekondigd zal het eerste halfjaar van 2002 verlieslatend zijn, met dien verstande dat naar verwachting het tweede kwartaal van 2002 een sterke vermindering van het verlies zal tonen ten opzichte van de eerste drie maanden van dit jaar.

Raad van Bestuur

Rotterdam, 8 mei 2002

ROYAL NEDLLOYD N.V.

- Nedlloyd first quarter net result € –50 mln (first quarter 2001: € 5 mln).
- P&O Nedlloyd operating result: US $ –68 mln (first quarter 2001: US $ 31 mln).
- Martinair net result: € –3 mln (first quarter 2001: € –7 mln).
- Earnings per share € –2.37 (first quarter 2001: € 0.22).

In the first quarter of 2002 Nedlloyd achieved a result on ordinary activities of € –50 mln, representing a deterioration of € 55 mln compared to the same period last year.
The share in the results of the non-consolidated participations of P&O Nedlloyd and Martinair together amounted to € –50 mln (first quarter 2001: € 4 mln).

In the first three months of the year, seasonally the least favourable quarter, P&O Nedlloyd's operating result decreased by US $ 99 mln to US $ –68 mln compared to the same period last year.

Compared to the same quarter in 2001 the average revenue rate per TEU declined by 17%. This decreasing average revenue rate was caused by the overcapacity in the industry that arose in 2001.

However, the average cost per TEU was brought down significantly by the successful implementation of the cost savings programmes. Furthermore the recently announced US $ 350 million cost savings programme will lead to additional substantial savings in the course of this year as well as in 2003.

P&O Nedlloyd carried 791,700 TEUs in the first three months of the year, 9% more than in the same quarter of 2001 (727,400 TEUs).

The share of Nedlloyd in the result of P&O Nedlloyd of € –49 mln, indicated a deterioration of € 57 mln compared to the same period in 2001.

REPORT 1ST QUARTER 2002

The net result of Martinair in the first quarter of 2002 amounted to € –3 mln, an improvement of € 4 mln compared to the same period last year.*
Conditions have improved in both cargo and passenger transport. Lower jet-fuel prices comparative to 2001 also had an impact on results.
Nedlloyd's share in the result of Martinair amounted to € –1 mln, an improvement of € 3 mln compared to the first three months of last year.*

** Restated for comparison purposes.*

The interest income minus interest expenses in the first quarter of 2002 amounted to € 1 mln (first quarter 2001: € 2 mln).

As previously announced Nedlloyd will be in the red for the first half-year of 2002, with the second quarter of 2002 expected to show a significantly reduced loss compared to the first three months of this year.

Executive Board

Rotterdam, 8 May 2002

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	**2002 1e kwartaal**	2001 1e kwartaal
Aandeel in resultaat niet-geconsolideerde deelnemingen		
– P&O Nedlloyd	**– 49**	8
– Martinair	**– 1**	– 4
	– 50	4
Beheerskosten en overige activiteiten	**– 1**	– 1
Nettorente	**1**	2
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 50**	5
Belastingen	**0**	0
Resultaat uit gewone bedrijfsuitoefening na belastingen	**– 50**	5
Buitengewoon resultaat na belastingen	**0**	0
Nettoresultaat	**– 50**	5
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.135**	22.885
In euro's per uitstaand gewoon aandeel:		
– Nettoresultaat	**– 2,37**	0,22
– Resultaat uit gewone bedrijfsuitoefening na belastingen	**– 2,37**	0,22

[illegible]

(x € 1 mln)	**31-03-2002**	31-12-2001
Vaste activa	**964**	1.010
Vlottende activa	**7**	7
Liquide middelen	**145**	143
Totaal activa	**1.116**	1.160
Eigen vermogen	**1.043**	1.086
Voorzieningen	**55**	56
Kortlopende schulden	**18**	18
Totaal passiva	**1.116**	1.160
Aantal uitstaande gewone aandelen (x 1.000)	**21.322**	21.105
In euro's per uitstaand gewoon aandeel:		
– Eigen vermogen	**48,92**	51,46

Eigen vermogen

Stand 31-12-2001	**1.086**
Valutakoersverschillen	**4**
Uitoefening optierechten	**3**
Nettoresultaat	**– 50**
Stand 31-03-2002	**1.043**

Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2001: circa US $ 4,7 mrd). Nedlloyd heeft in deze tweede containerrederij ter wereld een belang van 50%.
Nedlloyd heeft eveneens een belang van 50% in de luchtvaart-maatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurzen van Amsterdam en Frankfurt. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts). Daarnaast worden opties op het aandeel verhandeld in Amsterdam.

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd, the world's second largest container carrier by capacity (turnover 2001: approximately US $ 4.7 billion), in which Nedlloyd holds a 50% interest.
Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam and Frankfurt stock exchanges. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts). Options are also traded in Amsterdam.



Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

(3)


Nedlloyd

KWARTAALBERICHT KONINKLIJKE NEDLLOYD N.V.
QUARTERLY REPORT ROYAL NEDLLOYD N.V.

2e KWARTAAL
2nd QUARTER
2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	**2002 2nd quarter**	2001 2nd quarter	**2002 1st halfyear**	2001 1st halfyear
Share in result non-consolidated participations				
– P&O Nedlloyd	**– 35**	16	**– 84**	24
– Martinair	**– 2**	– 5	**– 3**	– 9
	– 37	11	**– 87**	15
Corporate overheads and other activities	**– 1**	– 1	**– 2**	– 2
Interest income minus interest expenses	**1**	2	**2**	4
Result on ordinary activities before taxation	**– 37**	12	**– 87**	17
Taxation	**0**	0	**0**	0
Result on ordinary activities after taxation	**– 37**	12	**– 87**	17
Extraordinary result after taxation	**0**	0	**0**	0
Net result	**– 37**	12	**– 87**	17
Average number of outstanding ordinary shares (x 1,000)	**21,323**	22,989	**21,230**	22,937
In euros per outstanding ordinary share:				
– Net result	**– 1.74**	0.52	**– 4.10**	0.74
– Result on ordinary activities after taxation	**– 1.74**	0.52	**– 4.10**	0.74

CONSOLIDATED BALANCE SHEET

(x € 1 mln)	**30-06-2002**	31-12-2001
Fixed assets	**833**	1,010
Current assets	**8**	7
Cash and bank balances	**110**	143
Total assets	**951**	1,160
Shareholders' equity	**890**	1,086
Provisions	**48**	56
Current liabilities	**13**	18
Total liabilities	**951**	1,160
Number of outstanding ordinary shares (x 1,000)	**21,323**	21,105
In euros per outstanding ordinary share:		
– Shareholders' equity	**41.74**	51.46

Shareholders' equity

Position 31-12-2001	**1,086**
Exchange differences	**– 90**
Dividend 2001	**– 22**
Execution option rights	**3**
Net result	**– 87**
Position 30-06-2002	**890**

Figures unaudited.

KONINKLIJKE NEDLLOYD N.V.

- Nettoresultaat Nedlloyd in tweede kwartaal € –37 mln (tweede kwartaal 2001: € 12 mln).
- Resultaat per aandeel: € –1,74 (tweede kwartaal 2001: € 0,52).

Het bedrijfsresultaat van P&O Nedlloyd van US $ –46 mln (vóór reorganisatiekosten van US $ –15 mln) in het tweede kwartaal, betekende een verslechtering van US $ 92 mln ten opzichte van dezelfde periode van vorig jaar.

P&O Nedlloyd vervoerde in het tweede kwartaal 899.000 TEU (tweede kwartaal 2001: 794.000 TEU) hetgeen een stijging van ruim 13% betekent.

De gemiddelde beladingsgraad in het tweede kwartaal 2002 bedroeg 83% (tweede kwartaal 2001 79,6%).

De gemiddelde opbrengst per TEU daalde van US $ 1.331 (tweede kwartaal 2001) naar US $ 1.131 in het tweede kwartaal van 2002, hetgeen een daling van 15% betekent. Ten opzichte van het eerste kwartaal 2002 daalden de tarieven met gemiddeld 1,5%. Deze tariefserosie deed zich vooral voor in de Europa/Azië trade en in de Transpacific Trade.

Het US $ 350 mln kostenbesparingsprogramma ligt voor op schema. Dit houdt in dat per 30 juni 2002 US $ 190 mln aan kostenbesparingen op jaarbasis zijn gerealiseerd, terwijl het doel voor dit jaar is bijgesteld van US $ 200 mln naar US $ 250 mln.

Het aandeel van Nedlloyd in het resultaat van P&O Nedlloyd van € –35 mln, betekende een daling van € 51 mln ten opzichte van het tweede kwartaal van vorig jaar.

BERICHT 2E KWARTAAL 2002

Het nettoresultaat van Martinair in het tweede kwartaal bedroeg € –3 mln, een verbetering van € 7 mln ten opzichte van de vergelijkbare periode van vorig jaar.

Het aandeel van Nedlloyd in het resultaat van Martinair over het tweede kwartaal bedroeg € –2 mln, een verbetering van € 3 mln ten opzichte van het tweede kwartaal van vorig jaar.

Voor de tweede helft van het jaar verwacht Martinair een verbetering van de resultaten, met als gevolg dat voor het totale jaar 2002, onvoorziene omstandigheden voorbehouden, het nettoresultaat zal uitkomen om en nabij break-even.

Ondanks de sterk gestegen volumes, de verbeterde beladingsgraad en het voor op schema liggend kostenbesparingsprogramma, blijven de resultaten ook in het tweede halfjaar negatief als gevolg van lage tarieven, hogere brandstofprijzen en negatieve valuta-effecten. In deze cyclische bedrijfstak zijn hogere tarieven noodzakelijk om Nedlloyd terug te doen keren naar winstgevendheid.

In tegenstelling tot eerdere berichtgevingen zal Koninklijke Nedlloyd haar Jaarlijkse Algemene Vergadering van Aandeelhouders niet op 7 mei 2003 houden maar op 8 mei 2003. Het eerste kwartaalbericht 2003 zal derhalve ook op 8 mei worden gepubliceerd.

Raad van Bestuur

Rotterdam, 15 augustus 2002

ROYAL NEDLLOYD N.V.

- Nedlloyd second quarter net result € –37 mln (second quarter 2001: € 12 mln).
- Earnings per share: € –1.74 (second quarter 2001: € 0.52).

The P&O Nedlloyd operating result of US $ –46 mln (before restructuring costs of US $ –15 mln) in the second quarter represents a decrease of US $ 92 mln compared to the same period last year.

In the second quarter P&O Nedlloyd carried 899,000 TEUs (second quarter 2001: 794,000 TEUs), reflecting an increase of well over 13%.

The average utilisation was up to 83% in the second quarter of 2002 (second quarter 2001: 79.6%).

The average revenue rate per TEU decreased 15% from US $ 1,331 in the second quarter of 2001 to US $ 1,131 in the second quarter of 2002. Compared to the first quarter of 2002, rates decreased at an average of 1.5%. This tariff erosion occurred mainly in the Europe/Asia and the Transpacific Trades.

The US $ 350 mln cost savings programme is ahead of schedule. This means that as of June 30, 2002, US $ 190 mln of annualised cost savings have been realised, while the target for this year is adjusted from US $ 200 mln to US $ 250 mln.

Nedlloyd's share in the result of P&O Nedlloyd of € –35 mln, represents a decrease of € 51 mln compared to the second quarter of last year.

REPORT 2ND QUARTER 2002

Martinair's net result in the second quarter amounted to € -3 mln, an improvement of € 7 mln compared to the same period last year.

The Nedlloyd share in the result of Martinair amounted to € -2 mln in the second quarter, an improvement of € 3 mln compared to the same period last year.

During the second half of 2002, Martinair expects to improve operating results. Consequently, barring unforseen circumstances, the net result for full year 2002 will end up close to break-even.

Notwithstanding steeply increased volumes, improved utilisation, and the cost savings programme being ahead of schedule, results remain negative also during the second half-year due to low rates, higher fuel costs and adverse currency effects. In this cyclical industry, higher rates are necessary to have Nedlloyd return to profitability.

Contrary to earlier communication Royal Nedlloyd will hold the Annual Meeting of Shareholders on 8 May 2003. Consequently the first quarterly report of 2003 will be published also on 8 May.

Executive Board

Rotterdam, 15 August 2002

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	**2002 2e kwartaal**	2001 2e kwartaal	**2002 t/m 2e kwartaal**	2001 t/m 2e kwartaal
Aandeel in resultaat niet-geconsolideerde deelnemingen				
– P&O Nedlloyd	**– 35**	16	**– 84**	24
– Martinair	**– 2**	– 5	**– 3**	– 9
	– 37	11	**– 87**	15
Beheerskosten en overige activiteiten	**– 1**	– 1	**– 2**	– 2
Nettorente	**1**	2	**2**	4
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 37**	12	**– 87**	17
Belastingen	**0**	0	**0**	0
Resultaat uit gewone bedrijfsuitoefening na belastingen	**– 37**	12	**– 87**	17
Buitengewoon resultaat na belastingen	**0**	0	**0**	0
Nettoresultaat	**– 37**	12	**– 87**	17
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.323**	22.989	**21.230**	22.937
In euro's per uitstaand gewoon aandeel:				
– Nettoresultaat	**– 1,74**	0,52	**– 4,10**	0,74
– Resultaat uit gewone bedrijfsuitoefening na belastingen	**– 1,74**	0,52	**– 4,10**	0,74

GECONSOLIDEERDE BALANS

(x € 1 mln)	**30-06-2002**	31-12-2001
Vaste activa	**833**	1.010
Vlottende activa	**8**	7
Liquide middelen	**110**	143
Totaal activa	**951**	1.160
Eigen vermogen	**890**	1.086
Voorzieningen	**48**	56
Kortlopende schulden	**13**	18
Totaal passiva	**951**	1.160
Aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.105
In euro's per uitstaand gewoon aandeel:		
– Eigen vermogen	**41,74**	51,46

Eigen vermogen

Stand 31-12-2001	**1.086**
Valutakoersverschillen	**– 90**
Dividend 2001	**– 22**
Uitoefening optierechten	**3**
Nettoresultaat	**– 87**
Stand 30-06-2002	**890**

Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2001: circa US $ 4,7 mrd). Nedlloyd heeft in deze tweede containerrederij ter wereld een belang van 50%.
Nedlloyd heeft eveneens een belang van 50% in de luchtvaart-maatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurzen van Amsterdam en Frankfurt. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts). Daarnaast worden opties op het aandeel verhandeld in Amsterdam.

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd, the world's second largest container carrier by capacity (turnover 2001: approximately US $ 4.7 billion), in which Nedlloyd holds a 50% interest.
Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam and Frankfurt stock exchanges. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts). Options are also traded in Amsterdam.



Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

(4)

Nedlloyd

KWARTAALBERICHT KONINKLIJKE NEDLLOYD N.V.
QUARTERLY REPORT ROYAL NEDLLOYD N.V.



3e KWARTAAL
3rd QUARTER
2002

[illegible]

(x € 1 mln)	2002 3rd quarter	2001 3rd quarter	2002 u/i 3rd quarter	2001 u/i 3rd quarter
Share in result non-consolidated participations				
– P&O Nedlloyd	– 36	5	– 120	29
– Martinair	3	3	0	– 6
	– 33	8	– 120	23
Corporate overheads and other activities	– 1	– 2	– 3	– 4
Interest income minus interest expenses	1	2	3	6
Result on ordinary activities before taxation	– 33	8	– 120	25
Taxation	0	0	0	0
Result on ordinary activities after taxation	– 33	8	– 120	25
Extraordinary result after taxation	0	0	0	0
Net result	– 33	8	– 120	25
Average number of outstanding ordinary shares (x 1,000)	21,323	22,958	21,261	22,944
In euros per outstanding ordinary share:				
– Net result	– 1.55	0.35	– 5.64	1.09
– Result on ordinary activities after taxation	– 1.55	0.35	– 5.64	1.09

(x € 1 mln)	30-09-2002	31-12-2001
Fixed assets	806	1,010
Current assets	8	7
Cash and bank balances	107	143
Total assets	921	1,160
Shareholders' equity	863	1,086
Provisions	47	56
Current liabilities	11	18
Total liabilities	921	1,160
Number of outstanding ordinary shares (x 1,000)	21,323	21,105
In euros per outstanding ordinary share:		
– Shareholders' equity	40.47	51.46

Shareholders' equity

Position 31-12-2001	1,086
Exchange differences	– 84
Dividend 2001	– 22
Execution option rights	3
Net result	– 120
Position 30-09-2002	863

Figures unaudited.

KONINKLIJKE NEDLLOYD N.V.

- Nettoresultaat Nedlloyd in derde kwartaal € –33 mln (derde kwartaal 2001: € 8 mln).
- Bedrijfsresultaat P&O Nedlloyd US $ –46 mln.
- Tariefsherstel in de Europa-Verre Oosten diensten.
- Stijging brandstofkosten met US $ 15 mln ten opzichte van tweede kwartaal 2002.
- Opnieuw sterke stijging van de volumes bij P&O Nedlloyd.
- Nettoresultaat Martinair € 6 mln.
- Resultaat per aandeel: € –1,55 (derde kwartaal 2001: € 0,35).

'De tarieven van P&O Nedlloyd in de Europa-Verre Oosten diensten zijn in de loop van het derde kwartaal voor het eerst na anderhalf jaar gestegen. Daarnaast wordt ook de positieve invloed van de kostenbesparingprogramma's bij P&O Nedlloyd in toenemende mate zichtbaar. Op grond van beide ontwikkelingen zijn wij voorzichtig optimistisch dat het dieptepunt gepasseerd is', aldus bestuursvoorzitter Haddo Meijer van Nedlloyd.

In het derde kwartaal behaalde P&O Nedlloyd een bedrijfsresultaat van US $ –46 mln (vóór reorganisatiekosten van US $ 5 mln). Het bedrijfsresultaat over dezelfde periode van vorig jaar bedroeg US $ 32 mln (vóór reorganisatiekosten van US $ 2 mln). Dit betekent een daling van US $ 78 mln ten opzichte van het derde kwartaal 2001.

P&O Nedlloyd vervoerde in het derde kwartaal 929.000 TEU (derde kwartaal 2001: 834.000 TEU) hetgeen een stijging van ruim 11% betekent.

De gemiddelde opbrengst per TEU daalde van US $ 1.275 (derde kwartaal 2001) naar US $ 1.138 in het derde kwartaal van 2002, hetgeen een daling van 11% betekent. Deze tariefserosie deed zich vooral voor in de Europa-Verre Oosten diensten en in de Transpacific.

In de loop van het derde kwartaal zijn de tarieven in de Europa-Verre Oosten diensten duidelijk gestegen.

Ten opzichte van het tweede kwartaal 2002 zijn de brandstofkosten met US $ 15 mln gestegen.

BERICHT 3^E KWARTAAL 2002

Het US $ 350 mln kostenbesparings-programma ligt goed op schema. Per 30 september 2002 zijn US $ 250 mln aan kostenbesparingen op jaarbasis gerealiseerd, waarvan het volledige effect zichtbaar wordt in 2003.

Het aandeel van Nedlloyd in het nettoresultaat van P&O Nedlloyd van € –36 mln, betekende een daling van € 41 mln ten opzichte van het derde kwartaal van vorig jaar.

Het nettoresultaat van Martinair in het derde kwartaal bedroeg € 6 mln. Dit resultaat is gelijk aan de vergelijkbare periode van vorig jaar.

Het aandeel van Nedlloyd in het resultaat van Martinair over het derde kwartaal bedroeg € 3 mln (derde kwartaal 2001 eveneens € 3 mln).

Voor het gehele jaar 2002 verwacht Martinair, onvoorziene omstandigheden voorbehouden, een nettoresultaat dat zal uitkomen om en nabij break-even.

Wij zijn voorzichtig optimistisch over het doorzetten van het tariefsherstel bij P&O Nedlloyd. De kostenbesparings-programma's liggen op schema. Echter, de op korte termijn nog hogere brandstofkosten zullen deze positieve effecten grotendeels teniet doen.

In deze cyclische bedrijfstak zijn hogere tarieven noodzakelijk om Nedlloyd terug te doen keren naar winstgevendheid.

Raad van Bestuur

Rotterdam, 14 november 2002

ROYAL NEDLLOYD N.V.

- Nedlloyd third quarter net result € −33 mln (third quarter 2001: € 8 mln).
- P&O Nedlloyd operating result of US $ −46 mln.
- Rate recovery in Europe-Asia trades.
- Higher fuel costs of US $ 15 mln compared to second quarter 2002.
- Volumes continue to rise at P&O Nedlloyd.
- Martinair net result € 6 mln.
- Earnings per share: € −1.55 (third quarter 2001: € 0.35).

'P&O Nedlloyd's rates on the Europe-Asia trades were up in the course of the third quarter for the first time in eighteen months. Furthermore, the positive effect of P&O Nedlloyd's cost savings programmes is becoming increasingly visible. Based on these developments we are cautiously optimistic that the worst is behind us', said Haddo Meijer, Chairman of the Nedlloyd Executive Board.

P&O Nedlloyd achieved an operating result of US $ −46 mln (before restructuring costs of US $ 5 mln) in the third quarter. The operating result in the same period last year amounted to US $ 32 mln (before restructuring costs of US $ 2 mln). This represents a decrease of US $ 78 mln compared to the third quarter of 2001.

In the third quarter P&O Nedlloyd carried 929,000 TEUs (third quarter 2001: 834,000 TEUs), reflecting an increase of well over 11%.

The average revenue rate per TEU decreased 11% from US $ 1,275 in the third quarter of 2001 to US $ 1,138 in the third quarter of 2002. This rate erosion occurred mainly on the Europe-Asia trades and on the Transpacific.

In the third quarter sustained rate increases have been achieved on the Europe-Asia trades.

Higher fuel prices have an adverse impact of US $ 15 mln compared to the second quarter of 2002.

REPORT 3RD QUARTER 2002

The US $ 350 mln cost savings programme is ahead of schedule. Annualised cost savings of US $ 250 mln have been achieved at 30 September 2002, of which the full impact will benefit the results in 2003.

Nedlloyd's share of P&O Nedlloyd's net result of € –36 mln represents a decrease of € 41 mln compared to the third quarter of last year.

Martinair's net result in the third quarter amounted to € 6 mln. This result is equal to the same period last year.

The Nedlloyd share in the result of Martinair amounted to € 3 mln in the third quarter (third quarter 2001 also € 3 mln).

Martinair expects, barring unforeseen circumstances, a net break-even result for the full year 2002.

We are cautiously optimistic that revenue rates will continue to improve for P&O Nedlloyd. The cost savings programmes are on schedule. However, in the short term, these positive effects will largely be offset by higher fuel costs.

In this cyclical industry, higher revenue rates are necessary for Nedlloyd to return to profitability.

Executive Board

Rotterdam, 14 November 2002

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	**2002 3e kwartaal**	2001 3e kwartaal	**2002 t/m 3e kwartaal**	2001 t/m 3e kwartaal
Aandeel in resultaat niet-geconsolideerde deelnemingen				
– P&O Nedlloyd	**– 36**	5	**– 120**	29
– Martinair	**3**	3	**0**	– 6
	– 33	8	**– 120**	23
Beheerskosten en overige activiteiten	**– 1**	– 2	**– 3**	– 4
Nettorente	**1**	2	**3**	6
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**– 33**	8	**– 120**	25
Belastingen	**0**	0	**0**	0
Resultaat uit gewone bedrijfsuitoefening na belastingen	**– 33**	8	**– 120**	25
Buitengewoon resultaat na belastingen	**0**	0	**0**	0
Nettoresultaat	**– 33**	8	**– 120**	25
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.323**	22.958	**21.261**	22.944
In euro's per uitstaand gewoon aandeel:				
– Nettoresultaat	**– 1,55**	0,35	**– 5,64**	1,09
– Resultaat uit gewone bedrijfsuitoefening na belastingen	**– 1,55**	0,35	**– 5,64**	1,09

(x € 1 mln)	**30-09-2002**	31-12-2001
Vaste activa	**806**	1.010
Vlottende activa	**8**	7
Liquide middelen	**107**	143
Totaal activa	**921**	1.160
Eigen vermogen	**863**	1.086
Voorzieningen	**47**	56
Kortlopende schulden	**11**	18
Totaal passiva	**921**	1.160
Aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.105
In euro's per uitstaand gewoon aandeel:		
– Eigen vermogen	**40,47**	51,46

Eigen vermogen	
Stand 31-12-2001	**1.086**
Valutakoersverschillen	**– 84**
Dividend 2001	**– 22**
Uitoefening optierechten	**3**
Nettoresultaat	**– 120**
Stand 30-09-2002	**863**

Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2001: circa US $ 4,7 mrd). Nedlloyd heeft in deze tweede containerrederij ter wereld een belang van 50%.
Nedlloyd heeft eveneens een belang van 50% in de luchtvaart-maatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurzen van Amsterdam en Frankfurt. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts). Daarnaast worden opties op het aandeel verhandeld in Amsterdam.

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd, the world's second largest container carrier by capacity (turnover 2001: approximately US $ 4.7 billion), in which Nedlloyd holds a 50% interest.
Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam and Frankfurt stock exchanges. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts). Options are also traded in Amsterdam.



Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

Nedlloyd

04 FEB 23 AM 7:21

KWARTAALBERICHT KONINKLIJKE NEDLLOYD N.V.
QUARTERLY REPORT ROYAL NEDLLOYD N.V.


4e KWARTAAL
4th QUARTER
2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	**2002 4th quarter**	2001 4th quarter	**2002**	2001
Share in result non-consolidated participations				
- P&O Nedlloyd	**– 42**	– 21	**– 162**	8
- Martinair	**2**	3	**2**	– 3
	– 40	– 18	**– 160**	5
Corporate overheads and other activities	**– 1**	– 2	**– 4**	– 6
Interest income minus expenses	**1**	1	**4**	7
Result on ordinary activities before taxation	**– 40**	– 19	**– 160**	6
Taxation	**0**	0	**0**	0
Net result	**– 40**	– 19	**– 160**	6

CONSOLIDATED BALANCE SHEET

(x € 1 mln)	**2002**	2001
Fixed assets	**727**	1,010
Current assets	**6**	7
Cash and bank balances	**106**	143
Total assets	**839**	1,160
Group equity	**784**	1,086
Provisions	**44**	56
Short-term liabilities	**11**	18
Total liabilities	**839**	1,160
Capital employment	**722**	999
Group equity as a % of the balance sheet total	**93.4**	93.6

[illegible]

Position 31-12-2001	**1,086**
Dividend	**– 22**
Net result	**– 160**
Exchange differences	**– 123**
Execution option rights	**3**
Position 31-12-2002	**784**

	2002 4th quarter	2001 4th quarter	**2002**	2001
Average number of outstanding ordinary shares (x 1,000)	**21,323**	21,419	**21,277**	22,560
In euros per outstanding ordinary share:				
- Net result	**– 1.88**	– 0.89	**– 7.52**	0.27
- Result on ordinary activities before taxation	**– 1.88**	– 0.89	**– 7.52**	0.27
- Dividend			**1.00**	1.00
- Shareholders' equity			**36.77**	51.46
Number of staff at year end			**26**	69
Of which employed in the Netherlands			**26**	69

KONINKLIJKE NEDLLOYD N.V.

- Nettoresultaat € –40 mln (derde kwartaal 2002: € –33 mln).
- Bedrijfsresultaat P&O Nedlloyd US $ –49 mln, voor reorganisatiekosten (derde kwartaal 2002: US $ –46 mln).
- Aandeel in resultaat P&O Nedlloyd € –42 mln, waarin begrepen éénmalige posten ter grootte van € –10 mln (aandeel in resultaat P&O Nedlloyd over derde kwartaal 2002: € –36 mln).
- Aandeel in resultaat Martinair € 2 mln (derde kwartaal 2002: € 3 mln).

- Nettoresultaat € –160 mln (2001: € 6 mln).
- Nettoresultaat per aandeel € –7,52 (2001: € 0,27).
- Voorstel contant dividend € 1 per aandeel.

In het vierde kwartaal heeft Nedlloyd een nettoresultaat behaald van € –40 mln (derde kwartaal 2002: € –33 mln).

Het nettoresultaat over geheel 2002 bedroeg € –160 mln (2001 € 6 mln).
De daling in het resultaat van € 166 mln is geheel toe te schrijven aan P&O Nedlloyd dat met een bedrijfsresultaat van US $ –234 mln, na reorganisatiekosten, een aanzienlijk lager resultaat behaalde dan in de vergelijkbare periode van vorig jaar (2001: US $ 87 mln).
Het aandeel in het resultaat van Martinair verbeterde tot € 2 mln (2001: € –3 mln).

In het vierde kwartaal bedroeg het bedrijfsresultaat van P&O Nedlloyd US $ –49 mln, voor reorganisatiekosten (derde kwartaal 2002: US $ –46 mln).
In het vierde kwartaal werd een nettoresultaat behaald van US $ –84 mln, waarin begrepen éénmalige posten ad ongeveer US $ 19,5 mln ten gevolge van de staking aan de westkust van Amerika (US $ 7,5 mln) en het verschrotten van schepen (US $ 12 mln). Het nettoresultaat in het vierde kwartaal van 2001 bedroeg US $ –37 mln.

De brandstofkosten stegen in het vierde kwartaal ten opzichte van het derde kwartaal met US $ 9 mln. De tarieven stegen in het vierde kwartaal ten opzichte van het derde kwartaal met US $ 24 per vervoerde container.

Het bedrijfsresultaat voor het jaar 2002 bedroeg US $ –206 mln, voor reorganisatiekosten (2001: US $ 102 mln).
Het nettoresultaat over geheel 2002 bedroeg US $ –304 mln (2001: US $ 21 mln).

Over geheel 2002 steeg het vervoerde volume met 12%.

De teruggang in het resultaat wordt met name verklaard doordat de gemiddelde opbrengst per TEU ten opzichte van 2001 met bijna 12% daalde.
Ook de nog steeds hoge brandstofkosten beïnvloedden het resultaat over 2002 met US $ 56 mln nadelig.

BERICHT 4E KWARTAAL 2002

Het eind 2001 gestarte US $ 350 mln kostenbesparingsprogramma ligt op schema. Hiervan werd reeds US $ 290 mln op jaarbasis in 2002 gerealiseerd.
Het volledige effect zal in 2003 zichtbaar worden.
Het aandeel in het resultaat van Nedlloyd in het resultaat van P&O Nedlloyd bedroeg in het vierde kwartaal € –42 mln tegenover € –21 mln in dezelfde periode van 2001. Over geheel 2002 was het aandeel in het resultaat € 170 mln lager dan in 2001 (2002: € –162 mln, 2001: € 8 mln).

De laatste jaren is met het oog op de kaspositie, die uit desinvesteringen is gevormd, jaarlijks een dividend uitgekeerd laatstelijk ter grootte van € 1 per aandeel. De kaspositie is zodanig, dat deze uitkering uit het eigen vermogen opnieuw kan worden voorgesteld. Dit beleid is destijds voor een beperkt aantal jaren in het vooruitzicht gesteld, waarbij de thans voorgestelde uitkering de één na laatste zou zijn. Wegens het ontbreken van winst zal aandeelhouders worden voorgesteld deze uitkering ad € 1 per aandeel ten laste van de reserves te brengen.

Martinair heeft 2002 afgesloten met een bedrijfsresultaat van € 23 mln (2001: € –1 mln).
De verbetering van dit bedrijfsresultaat is afkomstig uit de vrachtactiviteiten van Martinair. Voor zowel de vracht- als de passageactiviteiten geldt, dat de kosten in 2002 konden worden teruggebracht. Daarnaast zijn ook efficiencyvoordelen behaald.

Het aandeel in het resultaat van Martinair bedroeg in het vierde kwartaal € 2 mln (2001: € 3 mln).

Over geheel 2002 bedroeg het aandeel van Nedlloyd in het resultaat van Martinair eveneens € 2 mln (2001: € –3 mln).

De sterke volumegroei gedurende 2002 heeft de overcapaciteit in de containerscheepvaart geabsorbeerd, waardoor in de loop van het derde kwartaal van 2002 tariefsherstel gelukkig is ingezet. Wij verwachten dat de resultaten uit de containerscheepvaart activiteiten over 2003 significant zullen verbeteren. Bij deze verwachting is uitgegaan van verder tariefsherstel, de invloed van de kostenbesparingsprogramma's, de huidige US $ koers en de huidige brandstofkosten. De mogelijkheid van een verstoring van het huidige wereldpolitieke klimaat is hierbij buiten beschouwing gelaten.

Raad van Bestuur

Rotterdam, 6 maart 2003

ROYAL NEDLLOYD N.V.

- Nedlloyd net result € –40 mln (third quarter 2002: € –33 mln).
- P&O Nedlloyd operating result of US $ –49 mln, before restructuring costs (third quarter 2002: US $ –46 mln).
- Share in result of P&O Nedlloyd € –42 mln, including non-recurring items in the amount of € –10 mln (share in result of P&O Nedlloyd in third quarter 2002: € –36 mln.
- Share in result of Martinair € 2 mln (third quarter 2002: € 3 mln).

- Net result € –160 mln (2001: € 6 mln).
- Earnings per share € –7.52 (2001: € 0.27).
- Proposed cash dividend of € 1 per share.

In the fourth quarter of 2002 Nedlloyd achieved a net result of € –40 mln (third quarter 2002: € –33 mln).

The net result for full year 2002 amounted to € –160 mln (2001: € 6 mln). The decline in the result of € 166 mln was fully attributable to P&O Nedlloyd which achieved an operating result of US $ –234 mln (after restructuring costs), a considerably lower result than in the comparable period in the previous year (2001: US $ 87 mln). The share in the result of Martinair improved to € 2 mln (2001: € –3 mln).

In the fourth quarter the operating result of P&O Nedlloyd amounted to US $ –49 mln, before restructuring costs, (third quarter 2002: US $ –46 mln). In the fourth quarter a net result was achieved of US $ –84 mln, including non-recurring items of approximately US $ 19.5 mln which arose as a consequence of the strikes in US West Coast ports (US $ 7.5 mln) and the scrapping of vessels (US $ 12 mln). The net result in the fourth quarter of 2001 amounted to US $ –37 mln.

In the fourth quarter fuel prices increased by US $ 9 mln compared to the third quarter. Compared to the third quarter rates improved in the fourth quarter by US $ 24 per TEU.

The operating result for full year 2002 amounted to US $ –206 mln, before restructuring costs (2001: US $ 102 mln). The net result for full year 2002 was US $ –304 mln (2001: US $ 21 mln).

For full year 2002 throughput increased by 12%.

The decline in the result is largely attributed to the average revenue rate per TEU which dropped by nearly 12% compared to 2001. High fuel prices continued to affect the result of 2002 with an adverse impact of US $ 56 mln.

REPORT 4TH QUARTER 2002

The US $ 350 mln cost savings programme which was initiated at the end of 2001 is on schedule. US $ 290 mln of annualised savings were already achieved in 2002. The full impact of the cost savings initiatives will be achieved in 2003.
Nedlloyd's share in the result of P&O Nedlloyd amounted to € –42 mln in the fourth quarter compared to € –21 mln in the same period of 2001.
For full year 2002 the share in the result was € 170 mln less than in 2001 (2002: € –162 mln, 2001: € 8 mln).

With a view on the cash position, which results from divestments, a dividend was paid annually over the last few years, most recently to the amount of € 1 per share. Nedlloyd's cash position is such that this payment from shareholders' equity can be proposed again. This policy was outlined at the time for a limited number of years taking into account that the presently proposed payment would be the last but one. Since no net profit was realised during 2002 we propose that this payment of € 1 per share will be charged against the shareholders' reserve account.

Martinair ended 2002 with an operating result of € 23 mln (2001: € –1 mln). This improved operating result is derived from Martinair's freight activities.
In 2002 costs regarding both freight and passenger activities were reduced. In addition to this efficiency savings were achieved.

The share in the result of Martinair in the fourth quarter amounted to € 2 mln (2001: € 3 mln).

For full year 2002 the Nedlloyd share in the result of Martinair also amounted to € 2 mln (2001: € –3 mln).

The strong volume growth in 2002 offset the excess capacity in the container shipping industry, which led to an encouraging recovery in freight rates during the course of the third quarter of 2002. We expect that the 2003 result from container shipping activities will significantly improve. These expectations assume a further continued recovery in rates, the effects of the cost savings programmes, the current levels of US $ rate and fuel costs. The possibility of any disruption as a result of the world's current political climate has not been taken into account.

Executive Board

Rotterdam, 6 March 2003

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	**2002 4e kwartaal**	2001 4e kwartaal	**2002**	2001
Aandeel in resultaat niet-geconsolideerde deelnemingen				
– P&O Nedlloyd	**– 42**	– 21	**– 162**	8
– Martinair	**2**	3	**2**	– 3
	– 40	– 18	**– 160**	5
Beheerskosten en overige activiteiten	**– 1**	– 2	**– 4**	– 6
Nettorente	**1**	1	**4**	7
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 40**	– 19	**– 160**	6
Belastingen	**0**	0	**0**	0
Nettoresultaat	**– 40**	– 19	**– 160**	6

GECONSOLIDEERDE BALANS

(x € 1 mln)	**2002**	2001
Vaste activa	**727**	1.010
Vlottende activa	**6**	7
Liquide middelen	**106**	143
Totaal activa	**839**	1.160
Groepsvermogen	**784**	1.086
Voorzieningen	**44**	56
Kortlopende schulden	**11**	18
Totaal passiva	**839**	1.160
Werkzaam vermogen	**722**	999
Groepsvermogen in % balanstotaal	**93,4**	93,6

[illegible]

Stand 31-12-2001	**1.086**
Dividend	**– 22**
Nettoresultaat	**– 160**
Valutakoersverschillen	**– 123**
Uitoefening optierechten	**3**
Stand 31-12-2002	**784**

Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.419	**21.277**	22.560
In euro's per uitstaand gewoon aandeel:				
– Nettoresultaat	**– 1,88**	– 0,89	**– 7,52**	0,27
– Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 1,88**	– 0,89	**– 7,52**	0,27
– Dividend			**1,00**	1,00
– Eigen vermogen			**36,77**	51,46
Aantal personeelsleden uitimo			**26**	69
Waarvan in Nederland			**26**	69

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2002: circa US $ 4,7 mrd). Nedlloyd heeft een belang van 50% in P&O Nedlloyd, die tot de grootste containerrederijen ter wereld behoort. Nedlloyd heeft eveneens een belang van 50% in de luchtvaartmaatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurs van Amsterdam, Euronext Amsterdam. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts).

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd (turnover 2002: approximately US $ 4.7 billion). Nedlloyd holds a 50% interest in this third largest container carrier of the world.
P&O Nedlloyd is among the largest container shipping companies in the world, in which Nedlloyd holds a 50% interest.

The Company's shares are listed on the Amsterdam stock exchange, Euronext Amsterdam. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).



Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

Nedlloyd

KWARTAALBERICHT
KONINKLIJKE
NEDLLOYD N.V.

QUARTERLY REPORT
ROYAL
NEDLLOYD N.V.


Martinair


P&O Nedlloyd

2003

1e KWARTAAL
1st QUARTER

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	2003 1st quarter	2002 1st quarter
Share in result non-consolidated participations		
– P&O Nedlloyd	– 32	– 49
– Martinair	– 4	– 1
	– 36	– 50
Corporate overheads and other activities	– 1	– 1
Interest income minus expenses	1	1
Result on ordinary activities before taxation	– 36	– 50
Taxation	0	0
Net result	– 36	– 50

Average number of outstanding ordinary shares (x 1,000)	21,323	21,135
In euros per outstanding ordinary share:		
– Net result	– 1.69	– 2.37
– Result on ordinary activities before taxation	– 1.69	– 2.37

CONSOLIDATED BALANCE SHEET

(x € 1 mln)	31-03-2003	31-12-2002
Fixed assets	671	727
Current assets	8	6
Cash and bank balances	104	106
Total assets	783	839
Shareholders' equity	729	784
Provisions	43	44
Short-term liabilities	11	11
Total liabilities	783	839

Number of outstanding ordinary shares (x 1,000)	21,323	21,323
In euros per outstanding ordinary share:		
– Shareholders' equity	34.19	36.77

Shareholders' equity

Position 31-12-2002	784
Exchange differences	– 19
Net result	– 36
Position 31-03-2003	729

Figures unaudited.

KONINKLIJKE NEDLLOYD N.V.

- Nettoresultaat Nedlloyd in eerste kwartaal € –36 mln (eerste kwartaal 2002: € –50 mln).
- Bedrijfsresultaat P&O Nedlloyd: US $ –58 mln (eerste kwartaal 2002: US $ –68 mln).
- Gemiddelde tarieven P&O Nedlloyd US $ 49 per TEU hoger dan eerste kwartaal van 2002.
- Stijging brandstofkosten met US $ 33 mln ten opzichte van eerste kwartaal 2002.
- Nettoresultaat Martinair: € –7 mln (eerste kwartaal 2002: € –3 mln).
- Resultaat per aandeel € –1,69 (eerste kwartaal 2002: € –2,37).

In het eerste kwartaal van 2003 heeft Nedlloyd een nettoresultaat behaald van € –36 mln; een verbetering van € 14 mln ten opzichte van de vergelijkbare periode van vorig jaar.
Het aandeel in het resultaat van de beide niet-geconsolideerde deelnemingen P&O Nedlloyd en Martinair tezamen bedroeg eveneens € –36 mln (eerste kwartaal 2002: € –50 mln).

In het seizoenmatig ongunstige eerste kwartaal behaalde P&O Nedlloyd een bedrijfsresultaat van US $ –57 mln (voor reorganisatiekosten van US $ 1 mln), een verbetering van US $ 9 mln in vergelijking met dezelfde periode van vorig jaar.
De lichte teruggang ten opzichte van het bedrijfsresultaat van het vierde kwartaal van 2002 (US $ –49 mln) toont, na correctie voor de negatieve seizoensinvloed, een duidelijke onderliggende verbetering van het resultaat.

P&O Nedlloyd vervoerde in de eerste drie maanden van het jaar 881.400 TEU's, 11% meer dan in het eerste kwartaal van 2002 (791.700 TEU's).

De gemiddelde opbrengst per TEU steeg van US $ 1.148 (eerste kwartaal 2002) met 4% naar US $ 1.197 in het eerste kwartaal van 2003. Het tariefsherstel deed zich vooral voor in de voor P&O Nedlloyd belangrijke Europa-Verre Oosten diensten. De brandstofkosten (US $ 33 mln hoger dan in het eerste kwartaal van 2002) bleven het resultaat zeer nadelig beïnvloeden.

Het aandeel van Nedlloyd in het resultaat van P&O Nedlloyd van € –32 mln, betekende een verbetering van € 17 mln ten opzichte van het eerste kwartaal van vorig jaar.

BERICHT 1E KWARTAAL 2003

De operationele gang van zaken bij Martinair ontwikkelde zich conform de verwachtingen. Het nettoresultaat van Martinair in het eerste kwartaal van 2003 bedroeg € –7 mln, ten opzichte van € –3 mln in de vergelijkbare periode van vorig jaar.
Het aandeel van Nedlloyd in het resultaat van Martinair bedroeg € –4 mln, een teruggang van € –3 mln ten opzichte van de eerste drie maanden van vorig jaar. Het nadelige verschil met 2002 is met name veroorzaakt door hogere brandstofkosten.

Wij hebben het vertrouwen dat de resultaten uit de containerscheepvaart-activiteiten dit jaar significant zullen verbeteren. Dit zal reeds in het tweede kwartaal zichtbaar worden.
Het vertrouwen is gebaseerd op de hoge volumes, het voortgaande tariefsherstel, de gunstige trend in de ontwikkelingen van brandstofprijzen en de positieve effecten van de voortgaande kostenbesparings-programma's, onvoorziene omstandig-heden voorbehouden.

Raad van Bestuur

Rotterdam, 8 mei 2003

ROYAL NEDLLOYD N.V.

- Nedlloyd first quarter net result € –36 mln (first quarter 2002: € –50 mln).
- P&O Nedlloyd operating result of US $ –58 mln (first quarter 2002: US $ –68 mln).
- P&O Nedlloyd average revenue rate per TEU US $ 49 higher year on year.
- Fuel cost increased by US $ 33 mln compared to the first quarter of 2002.
- Martinair net result: € –7 mln (first quarter 2002: € –3 mln).
- Earnings per share € –1,69 (first quarter 2002: € –2,37).

In the first quarter of 2003 Nedlloyd achieved a net result of € –36 mln; an improvement of € 14 mln compared to the same period last year.
The share in the result of both non-consolidated participations P&O Nedlloyd and Martinair together amounted to € –36 mln (first quarter 2002: € –50 mln).

In the seasonally unfavourable first quarter P&O Nedlloyd achieved an operating result of US $ –57 mln (before restructuring costs of US $ 1 mln), an improvement of US $ 9 mln compared to the same period last year. The slight decline compared to the operating result of the fourth quarter of 2002 (US $ –49 mln), after correction for seasonal downturn, represents an improvement in P&O Nedlloyd's underlying performance.

In the first three months of the year P&O Nedlloyd carried 881,400 TEUs, 11% more than in the first quarter of 2002 (791,700 TEUs).

The average revenue rate per TEU increased 4% year on year from US $ 1,148 in the first quarter of 2002 to US $ 1,197 in the first quarter of 2003. Rate recovery was particularly pronounced in the Europe-Asia trades which are very important to P&O Nedlloyd. Fuel costs (US $ 33 mln higher than in the first quarter of 2002) continued to have a very negative impact on the result.

Nedlloyd's share in the result of P&O Nedlloyd of € –32 mln signified an improvement of € 17 mln compared to the first quarter of last year.

REPORT 1ST QUARTER 2003

Martinair's operations developed as expected. The Martinair net result in the first quarter of 2003 amounted to € –7 mln, compared to € –3 mln during the same period last year. Nedlloyd's share in the result of Martinair amounted to € –4 mln, a decline of € –3 mln compared to the first three months of last year. The decline compared to 2002 mainly reflects the impact of higher fuel prices.

We are confident that the results of the container shipping activities will improve significantly this year. This improvement will become apparent already in the second quarter. Our confidence is based on high volumes, the continuing recovery in freight rates, the favourable trend in the development of fuel prices and the positive effects of the ongoing cost savings programmes. Unforeseen circumstances have not been taken into account.

Executive Board

Rotterdam, 8 May 2003

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	2003 1e kwartaal	2002 1e kwartaal
Aandeel in resultaat niet-geconsolideerde deelnemingen		
– P&O Nedlloyd	– 32	– 49
– Martinair	– 4	– 1
	– 36	– 50
Beheerskosten en overige activiteiten	– 1	– 1
Nettorente	1	1
Resultaat uit gewone bedrijfsuitoefening voor belastingen	– 36	– 50
Belastingen	0	0
Nettoresultaat	– 36	– 50
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	21.323	21.135
In euro's per uitstaand gewoon aandeel:		
– Nettoresultaat	– 1,69	– 2,37
– Resultaat uit gewone bedrijfsuitoefening voor belastingen	– 1,69	– 2,37

GECONSOLIDEERDE BALANS

(x € 1 mln)	31-03-2003	31-12-2002
Vaste activa	671	727
Vlottende activa	8	6
Liquide middelen	104	106
Totaal activa	783	839
Eigen vermogen	729	784
Voorzieningen	43	44
Kortlopende schulden	11	11
Totaal passiva	783	839
Aantal uitstaande gewone aandelen (x 1.000)	21.323	21.323
In euro's per uitstaand gewoon aandeel:		
– Eigen vermogen	34,19	36,77

Eigen vermogen

Stand 31-12-2002	784
Valutakoersverschillen	– 19
Nettoresultaat	– 36
Stand 31-03-2003	729

Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2002: circa US $ 4,7 mrd). Nedlloyd heeft een belang van 50% in P&O Nedlloyd, dat tot de grootste containerrederijen ter wereld behoort. Nedlloyd heeft eveneens een belang van 50% in de luchtvaart-maatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effecten-beurs van Amsterdam, Euronext Amsterdam. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts).

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd (turnover 2002: approximately US $ 4.7 billion).
P&O Nedlloyd is among the largest container shipping companies in the world, in which Nedlloyd holds a 50% interest.
Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam stock exchange, Euronext Amsterdam. They can also be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).

Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

(8)

Nedlloyd

04 FEB 23 AM 7:21

KWARTAALBERICHT
KONINKLIJKE
NEDLLOYD N.V.

QUARTERLY REPORT
ROYAL
NEDLLOYD N.V.


Martinair
P&O Nedlloyd
2003

2e KWARTAAL
2nd QUARTER

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	2003 2nd quarter	2002 2nd quarter	2003 1st halfyear	2002 1st halfyear
Share in result non-consolidated participations				
– P&O Nedlloyd	– 4	– 35	– 36	– 84
– Martinair	0	– 2	– 4	– 3
	– 4	– 37	– 40	– 87
Corporate overheads and other activities	– 1	– 1	– 2	– 2
Interest income minus expenses	0	1	1	2
Result on ordinary activities before taxation	– 5	– 37	– 41	– 87
Taxation	0	0	0	0
Net result	– 5	– 37	– 41	– 87
Average number of outstanding ordinary shares (x 1,000)	21,323	21,323	21,323	21,230
In euros per outstanding ordinary share:				
– Net result	– 0.23	– 1.74	– 1.92	– 4.10
– Result on ordinary activities before taxation	– 0.23	– 1.74	– 1.92	– 4.10

CONSOLIDATED BALANCE SHEET

(x € 1 mln)	30-06-2003	31-12-2002
Fixed assets	644	727
Current assets	7	6
Cash and bank balances	79	106
Total assets	730	839
Shareholders' equity	679	784
Provisions	40	44
Short-term liabilities	11	11
Total liabilities	730	839
Number of outstanding ordinary shares (x 1,000)	21,323	21,323
In euros per outstanding ordinary share:		
– Shareholders' equity	31.84	36.77

Shareholders' equity

Position 31-12-2002	784
Exchange differences	– 42
Dividend 2002	– 22
Net result	– 41
Position 30-06-2003	679

Figures unaudited.

KONINKLIJKE NEDLLOYD N.V.

- Nettoresultaat Nedlloyd in tweede kwartaal € -5 mln (eerste kwartaal 2003: € -36 mln).
- Bedrijfsresultaat P&O Nedlloyd: US $ 11 mln (eerste kwartaal 2003: US $ -57 mln).
- Gemiddelde tarieven P&O Nedlloyd US $ 54 per TEU hoger dan eerste kwartaal 2003.
- Nettoresultaat Martinair: € -1 mln (eerste kwartaal 2003: € -7 mln).
- Resultaat per aandeel € -0,23 (eerste kwartaal 2003: € -1,69).

In het tweede kwartaal van 2003 heeft Nedlloyd een nettoresultaat behaald van € -5 mln; een verbetering van € 31 mln ten opzichte van het eerste kwartaal 2003 (nettoresultaat tweede kwartaal 2002: € -37 mln).
Het aandeel in het resultaat van de beide niet-geconsolideerde deelnemingen P&O Nedlloyd en Martinair tezamen bedroeg € -4 mln (eerste kwartaal 2003: € -36 mln, tweede kwartaal 2002: € -37 mln).

Het bedrijfsresultaat van P&O Nedlloyd van US $ 11 mln (voor reorganisatiekosten van US $ 4 mln) in het tweede kwartaal, betekende een verbetering van US $ 57 mln ten opzichte van het tweede kwartaal van 2002. Ten opzichte van het eerste kwartaal 2003 steeg het bedrijfsresultaat met US $ 68 mln.

P&O Nedlloyd vervoerde in het tweede kwartaal 933.200 TEU's, 4% meer dan in het tweede kwartaal van 2002 (899.100 TEU's). Ten opzichte van het eerste kwartaal 2003 (881.400 TEU's) bedroeg deze stijging 6%.

De gemiddelde opbrengst per TEU steeg van US $ 1.196 (eerste kwartaal 2003) met 5% naar US $ 1.250 in het tweede kwartaal van 2003. Ten opzichte van het tweede kwartaal 2002 (US $ 1.131) bedroeg deze stijging 11%. Het tariefsherstel deed zich met name voor op het vaargebied Europa-Azië. De stijging van de gemiddelde opbrengst per TEU valt mede toe te schrijven aan hogere bunkertoeslagen en de stijging van de euro ten opzichte van de US $.

De aanzienlijke stijging van de gemiddelde opbrengsten droeg in belangrijke mate bij aan het verbeterde resultaat. De operationele kosten namen toe door hogere bunkerprijzen en de gestegen euro.
Van het kostenbesparingsprogramma is per ultimo tweede kwartaal 2003 € 300 mln op jaarbasis gerealiseerd. Het moeilijke handelsklimaat, met name op de vaargebieden naar Latijns-Amerika en binnen Azië, had een negatieve effect op de volumegroei.

BERICHT 2E KWARTAAL 2003

Het aandeel van Nedlloyd in het resultaat van P&O Nedlloyd van € –4 mln, betekende een verbetering van € 28 mln ten opzichte van het eerste kwartaal van 2003 en een verbetering van € 31 mln ten opzichte van het tweede kwartaal van 2002.

Het nettoresultaat van Martinair in het tweede kwartaal bedroeg € –1 mln, een verbetering van € 6 mln ten opzichte van het eerste kwartaal 2003 (nettoresultaat tweede kwartaal 2002: € –4 mln). Zowel de vracht- als de passagiersactiviteiten droegen hieraan bij.

Het aandeel van Nedlloyd in het resultaat van Martinair over het tweede kwartaal was break-even, een verbetering van € 4 mln ten opzichte van het eerste kwartaal van 2003 en een verbetering van € 2 mln ten opzichte van het tweede kwartaal van 2002.

De gang van zaken in het tweede kwartaal geeft ons vertrouwen dat de resultaten uit de containerscheepvaartactiviteiten ook in het tweede halfjaar significant zullen verbeteren. Het vertrouwen, onvoorziene omstandigheden voorbehouden, is gebaseerd op de verwachte volumegroei en het voortgaande tariefsherstel, hoewel de sterke euro, de hoge brandstofprijzen en hogere chartertarieven het kostenniveau ongunstig blijven beïnvloeden.

Raad van Bestuur

Rotterdam, 14 augustus 2003

ROYAL NEDLLOYD N.V.

- Nedlloyd second quarter net result € –5 mln (first quarter 2003: € –36 mln).
- P&O Nedlloyd operating result of US $ 11 mln (first quarter 2003: US $ –57 mln).
- P&O Nedlloyd average revenue rate per TEU US $ 54 higher than the first quarter of 2003.
- Martinair net result: € –1 mln (first quarter 2003: € –7 mln).
- Earnings per share € –0.23 (first quarter 2003: € –1.69).

In the second quarter of 2003 Nedlloyd achieved a net result of € –5 mln; an improvement of € 31 mln compared to the first quarter of 2003 (net result second quarter 2002: € –37 mln). The share in the result of both non-consolidated participations P&O Nedlloyd and Martinair together amounted to € –4 mln (first quarter 2003: € –36 mln, second quarter 2002: € –37 mln).

P&O Nedlloyd's second quarter operating result of US $ 11 mln (before restructuring costs of US $ 4 mln) represented a US $ 57 mln year-on-year improvement and a US $ 68 mln improvement compared to the first quarter of 2003.

In the second quarter P&O Nedlloyd carried 933,200 TEUs, 4% more than in the second quarter of 2002 (899,100 TEUs). This represents an increase of 6% compared to the first quarter of 2003 (881,400 TEUs).

The average revenue rate per TEU increased 5% from US $ 1,196 in the first quarter 2003 to US $ 1,250 in the second quarter of 2003. Compared to the second quarter of 2002 (US $ 1,131) this represents an increase of 11%. The rate recovery occurred mainly in the Europe-Asia trades. The increase of the average revenue rate per TEU has been assisted by higher bunker surcharges and an increase of the Euro/Dollar exchange rate.

The considerable increase in average revenue was the main contributor to the improvement of the results. Operational costs increased due to higher bunkers and the stronger Euro. At the end of the second quarter, P&O Nedlloyd has achieved US $ 300 mln in annualised cost savings. The difficult trading conditions, in particular in the trades to Latin America and Inter Asia negatively impacted volume growth.

REPORT 2ND QUARTER 2003

Nedlloyd's share in the result of P&O Nedlloyd of € –4 mln signified an improvement of € 28 mln compared to the first quarter of 2003 and € 31 mln compared to the second quarter of 2002.

Martinair's net result in the second quarter amounted to € –1 mln, an improvement of € 6 mln over the first quarter of 2003 (net result second quarter 2002: € –4 mln). Both cargo and passenger activities contributed to the result.

Nedlloyd's share in the result of Martinair in the second quarter was break-even, an improvement of € 4 mln compared to the first quarter of 2003 and an improvement of € 2 mln compared to the second quarter of 2002.

Developments during the second quarter give us confidence that the results of the container shipping activities will continue to significantly improve in the second half of the year. Our confidence is based on the expected volume growth and the ongoing recovery in freight rates, although the strong Euro, the high bunker prices and the higher charter rates will continue to increase some operating costs. Unforeseen circumstances have not been taken into account.

Executive Board

Rotterdam, 14 August 2003

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	**2003 2e kw.**	2002 2e kw.	**2003 t/m 2e kw.**	2002 t/m 2e kw.
Aandeel in resultaat niet-geconsolideerde deelnemingen				
– P&O Nedlloyd	**– 4**	– 35	**– 36**	– 84
– Martinair	**0**	– 2	**– 4**	– 3
	– 4	– 37	**– 40**	– 87
Beheerskosten en overige activiteiten	**– 1**	– 1	**– 2**	– 2
Nettorente	**0**	1	**1**	2
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 5**	– 37	**– 41**	– 87
Belastingen	**0**	0	**0**	0
Nettoresultaat	**– 5**	– 37	**– 41**	– 87
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.323	**21.323**	21.230
In euro's per uitstaand gewoon aandeel:				
– Nettoresultaat	**– 0,23**	– 1,74	**– 1,92**	– 4,10
– Resultaat uit gewone bedrijfsuitoefening voor belastingen	**– 0,23**	– 1,74	**– 1,92**	– 4,10

GECONSOLIDEERDE BALANS

(x € 1 mln)	**30-06-2003**	31-12-2002
Vaste activa	**644**	727
Vlottende activa	**7**	6
Liquide middelen	**79**	106
Totaal activa	**730**	839
Eigen vermogen	**679**	784
Voorzieningen	**40**	44
Kortlopende schulden	**11**	11
Totaal passiva	**730**	839
Aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.323
In euro's per uitstaand gewoon aandeel:		
– Eigen vermogen	**31,84**	36,77

Eigen vermogen

Stand 31-12-2002	**784**
Valutakoersverschillen	**– 42**
Dividend 2002	**– 22**
Nettoresultaat	**– 41**
Stand 30-06-2003	**679**

Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde internationale dienstverlener in de logistieke sector, met als hoofdactiviteit containerlogistiek via het netwerk van wereldwijde scheepvaartverbindingen van P&O Nedlloyd (omzet 2002: circa US $ 4,7 mrd). Nedlloyd heeft een belang van 50% in P&O Nedlloyd, dat tot de grootste containerrederijen ter wereld behoort. Nedlloyd heeft eveneens een belang van 50% in de luchtvaart-maatschappij Martinair.

De aandelen van de vennootschap zijn genoteerd aan de effecten-beurs van Amsterdam, Euronext Amsterdam. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts).

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd (turnover 2002: approximately US $ 4.7 billion).
P&O Nedlloyd is among the largest container shipping companies in the world, in which Nedlloyd holds a 50% interest.
Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam stock exchange, Euronext Amsterdam. They can also be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).

Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

Nedlloyd

(9)

04 FEB 23 AM 7:21

KWARTAALBERICHT
KONINKLIJKE
NEDLLOYD N.V.

QUARTERLY REPORT
ROYAL
NEDLLOYD N.V.


Martinair


P&O Nedlloyd
2003

3^e KWARTAAL
3th QUARTER

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	2003 3rd quarter	2002 3rd quarter	2003 u/i 3rd quarter	2002 u/i 3rd quarter
Share in result non-consolidated participations				
– P&O Nedlloyd	16	– 36	– 20	– 120
– Martinair	5	3	1	0
	21	– 33	– 19	– 120
Corporate overheads and other activities	– 1	– 1	– 3	– 3
Interest income minus expenses	1	1	2	3
Result on ordinary activities before taxation	21	– 33	– 20	– 120
Taxation	0	0	0	0
Net result	21	– 33	– 20	– 120
Average number of outstanding ordinary shares (x 1,000)	21,323	21,323	21,323	21,261
In euros per outstanding ordinary share:				
– Net result	0.98	– 1.55	– 0.94	– 5.64
– Result on ordinary activities before taxation	0.98	– 1.55	– 0.94	– 5.64

CONSOLIDATED BALANCE SHEET

(x € 1 mln)	30-09-2003	31-12-2002
Fixed assets	654	727
Current assets	7	6
Cash and bank balances	77	106
Total assets	738	839
Shareholders' equity	689	784
Provisions	39	44
Short-term liabilities	10	11
Total liabilities	738	839
Number of outstanding ordinary shares (x 1,000)	21,323	21,323
In euros per outstanding ordinary share:		
– Shareholders' equity	32.31	36.77
Shareholders' equity		
Position 31-12-2002 resp. position 31-12-2001	784	1,086
Exchange differences	– 53	– 84
Dividend 2002 resp. dividend 2001	– 22	– 22
Increase in shareholders' equity by executed option rights	0	3
Net result	– 20	– 120
Position 30-09-2003 resp. position 30-09-2002	689	863

In this quarterly report the same accounting policies as in the latest financial statements have been applied.
Figures unaudited.

KONINKLIJKE NEDLLOYD N.V.

- Marktverbetering in de containerscheepvaart zet door.
- Nettowinst Nedlloyd in derde kwartaal € 21 mln (derde kwartaal 2002: € -33 mln).
- Bedrijfsresultaat P&O Nedlloyd: US $ 56 mln (derde kwartaal 2002: US $ -46 mln).
- Nettowinst Martinair: € 10 mln (derde kwartaal 2002: € 6 mln).
- Winst per aandeel: € 0,98 (derde kwartaal 2002: € -1,55).

In het derde kwartaal van 2003 heeft Nedlloyd een nettowinst behaald van € 21 mln; een verbetering van € 54 mln ten opzichte van het derde kwartaal 2002 dankzij de opgaande lijn in de containerscheepvaart.

Het bedrijfsresultaat van P&O Nedlloyd van US $ 56 mln (voor reorganisatiekosten van US $ 3 mln) in het derde kwartaal, betekende een verbetering van US $ 102 mln ten opzichte van het derde kwartaal van 2002.

P&O Nedlloyd vervoerde in het derde kwartaal 940.500 TEU's, 1% meer dan in het derde kwartaal van 2002 (929.100 TEU's).

De resultaten verbeterden aanzienlijk vooral als gevolg van de substantiële verdere stijging van de tarieven.
De tariefsstijgingen op de Europa/Verre Oosten-diensten leverden hieraan een cruciale bijdrage.
De gemiddelde opbrengstprijs per TEU steeg verder in het derde kwartaal van 2003 onder andere door de sterke euro en de voortdurende focus op lading met hogere opbrengsten, inclusief het terugbrengen van volumes op de laag renderende routes, in het bijzonder vanuit Europa naar het Verre Oosten.
De late piek op de Transpacific routes resulteerde in een relatief beperkte groei van de totale volumes van het bedrijf in het derde kwartaal.
Als gevolg van bovenstaande ontwikkelingen steeg het aantal vervoerde containers met slechts 1% in vergelijking met dezelfde periode van vorig jaar.

De hogere operationele kosten werden veroorzaakt door de sterke euro, gestegen brandstofkosten en de onbalans in de containerstromen.

Het aandeel van Nedlloyd in het resultaat van P&O Nedlloyd was € 16 mln; een verbetering van € 52 mln ten opzichte van het derde kwartaal van 2002.

BERICHT 3E KWARTAAL 2003

De nettowinst van Martinair in het derde kwartaal bedroeg € 10 mln, een verbetering van € 4 mln ten opzichte van het derde kwartaal 2002. Met name de passagiersactiviteiten droegen hieraan bij.

Het aandeel van Nedlloyd in het resultaat van Martinair over het derde kwartaal bedroeg € 5 mln, een verbetering van € 2 mln ten opzichte van het derde kwartaal van 2002.

De gunstige trend in de containerscheepvaart in het derde kwartaal wordt voortgezet in het vierde kwartaal. De vooruitzichten voor het jaar 2004 geven ons het vertrouwen dat de resultaten zich gunstig blijven ontwikkelen.

Raad van Bestuur

Rotterdam, 13 november 2003

GECONSOLIDEERD KASSTROOMOVERZICHT

(x € 1 mln)	**01-01-2003 t/m 30-09-2003**	01-01-2002 t/m 30-09-2002
Nettoresultaat	**– 20**	– 120
Afschrijvingen	**0**	0
Kasstroom	**– 20**	– 120
Overige aanpassingen tot netto-operationele kasstroom:		
Aandeel in resultaat joint venture P&O Nedlloyd	**20**	120
Aandeel in 50% belang in Martinair	**– 1**	0
Mutatie werkkapitaal	**– 2**	– 8
Mutatie voorzieningen	**– 5**	– 9
Overige mutaties	**1**	0
Netto-operationele kasstroom	**– 7**	– 17
Investeringen materiële vaste activa	**0**	0
Investeringskasstroom	**0**	0
Toename eigen vermogen door uitoefening optierechten	**0**	3
Betaald dividend	**– 22**	– 22
Financieringskasstroom	**– 22**	– 19
Saldo kasstromen	**– 29**	– 36
Liquide middelen begin boekjaar	**106**	143
Liquide middelen einde periode	**77**	107

In dit kwartaalbericht zijn dezelfde waarderingsgrondslagen toegepast als in de laatste jaarrekening.

Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

ROYAL NEDLLOYD N.V.

- Market improvement in container shipping industry continues.
- Nedlloyd third quarter net result € 21 mln (third quarter 2002: € –33 mln).
- P&O Nedlloyd operating result of US $ 56 mln (third quarter 2002: US $ –46 mln).
- Martinair net result: € 10 mln (third quarter 2002: € 6 mln).
- Earnings per share € 0.98 (third quarter 2002: € –1.55).

In the third quarter of 2003 Nedlloyd achieved a net result of € 21 mln; an improvement of € 54 mln compared to the third quarter 2002, due to the positive trends in the container shipping industry.

P&O Nedlloyd's third quarter operating result of US $ 56 mln (before restructuring costs of US $ 3 mln) represented a US $ 102 mln improvement compared to the third quarter of 2002.

In the third quarter P&O Nedlloyd carried 940,500 TEUs, 1% more than in the third quarter of 2002 (929,100 TEUs).

The key contributor to this significantly improved result was the substantial further increase in revenue rates, particularly on the Europe/Asia trades. The increase in revenue rates was assisted by the strong Euro and the continuing focus on higher yielding cargoes, including reduced throughputs on the marginal contribution non-dominant legs, particularly Europe/Asia.
The late peak in the Transpacific resulted in relatively little growth in the company's total liftings in Q3. As a result, total throughput was only up 1% over the same period last year.

The higher operating costs were due to the strength of the Euro, increased fuel prices and the imbalance of container flows.

Nedlloyd's share in the result of P&O Nedlloyd amounted to € 16 mln; an improvement of € 52 mln compared to the third quarter of 2002.

REPORT 3TH QUARTER 2003

Martinair's net result in the third quarter amounted to € 10 mln, an improvement of € 4 mln compared to the third quarter of 2002. Passenger activities contributed to the result in particular.

Nedlloyd's share in the result of Martinair in the third quarter amounted to € 5 mln, an improvement of € 2 mln compared to the third quarter of 2002.

The positive trend in the container shipping industry in the third quarter is being maintained in the fourth quarter. Based on the outlook for the year 2004 we are confident that results will continue to be favourable.

Executive Board

Rotterdam, 13 November 2003

CONSOLIDATED CASH FLOW STATEMENT

(x € 1 mln)	01-01-2003 u/i 30-09-2003	01-01-2002 u/i 30-09-2002
Net result	– 20	– 120
Depreciation	0	0
Cash flow	**– 20**	**– 120**
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	20	120
Share in result of 50% interest in Martinair	– 1	0
Movement in working capital	– 2	– 8
Movement in provisions	– 5	– 9
Other movements	1	0
Net operational cash flow	**– 7**	**– 17**
Capital expenditure on tangible fixed assets	0	0
Investment cash flow	**0**	**0**
Increase in shareholders' equity by executed option rights	0	3
Dividend paid	– 22	– 22
Financing cash flow	**– 22**	**– 19**
Cash flow balance	– 29	– 36
Cash and bank balances beginning of financial year	106	143
Cash and bank balances end of period	**77**	**107**

In this quarterly report the same accounting policies as in the latest financial statements have been applied.

Figures unaudited.

GECONSOLIDEERDE WINST- EN VERLIESREKENING

(x € 1 mln)	**2003 3e kw.**	2002 3e kw.	**2003 t/m 3e kw.**	2002 t/m 3e kw.
Aandeel in resultaat niet-geconsolideerde deelnemingen				
– P&O Nedlloyd	**16**	– 36	**– 20**	– 120
– Martinair	**5**	3	**1**	0
	21	– 33	**– 19**	– 120
Beheerskosten en overige activiteiten	**– 1**	– 1	**– 3**	– 3
Nettorente	**1**	1	**2**	3
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**21**	– 33	**– 20**	– 120
Belastingen	**0**	0	**0**	0
Nettoresultaat	**21**	– 33	**– 20**	– 120
Gemiddeld aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.323	**21.323**	21.261
In euro's per uitstaand gewoon aandeel:				
– Nettoresultaat	**0,98**	– 1,55	**– 0,94**	– 5,64
– Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**0,98**	– 1,55	**– 0,94**	– 5,64

GECONSOLIDEERDE BALANS

(x € 1 mln)	**30-09-2003**	31-12-2002
Vaste activa	**654**	727
Vlottende activa	**7**	6
Liquide middelen	**77**	106
Totaal activa	**738**	839
Eigen vermogen	**689**	784
Voorzieningen	**39**	44
Kortlopende schulden	**10**	11
Totaal passiva	**738**	839

Aantal uitstaande gewone aandelen (x 1.000)	**21.323**	21.323
In euro's per uitstaand gewoon aandeel:		
– Eigen vermogen	**32,31**	36,77

Eigen vermogen

Stand 31-12-2002 resp. stand 31-12-2001	**784**	1.086
Valutakoersverschillen	**– 53**	– 84
Dividend 2002 resp. dividend 2001	**– 22**	– 22
Uitoefening optierechten	**0**	3
Nettoresultaat	**– 20**	– 120
Stand 30-09-2003 resp. stand 30-09-2002	**689**	863

In dit kwartaalbericht zijn dezelfde waarderingsgrondslagen toegepast als in de laatste jaarrekening.
Op de in dit bericht vermelde cijfers is geen accountantscontrole toegepast.

PROFIEL

Koninklijke Nedlloyd N.V. is een in Rotterdam gevestigde houdstermaatschappij met 50% belangen in P&O Nedlloyd en Martinair. P&O Nedlloyd Container Line Ltd., een van 's werelds meest vooraanstaande scheepvaartmaatschappijen en een internationale logistieke dienstverlener, is een 50:50 joint venture tussen The Peninsular and Oriental Steam Navigation Company (P&O) en Koninklijke Nedlloyd N.V.
P&O Nedlloyd (omzet 2002: circa US $ 4,7 mrd) is een der grootste containerrederijen ter wereld met een capaciteit van meer dan 150 schepen en ruim 400.000 TEU's. Via een netwerk van wereldwijde scheepvaartverbindingen loopt zij via 84 routes circa 235 havens aan. Martinair-Holland N.V., waarvan Koninklijke Luchtvaart Maatschappij N.V. (KLM) de andere 50% van de aandelen houdt, vliegt wereldwijd op 75 bestemmingen en heeft een netwerk van internationale vestigingen. Martinair is een Europees en intercontinentaal opererende vracht- en passagiersvervoerder in de luchtvaart.

De aandelen van de vennootschap zijn genoteerd aan de effectenbeurs van Amsterdam, Euronext Amsterdam. Zij zijn eveneens verhandelbaar in de Verenigde Staten van Amerika in de vorm van sponsored ADR's (American Depositary Receipts).

PROFILE

Royal Nedlloyd N.V. with headquarters in Rotterdam, is a holding company with 50% interests in both P&O Nedlloyd and Martinair airline company. P&O Nedlloyd Container Line Ltd., one of the world's leading shipping lines and an international logistics provider, is a 50:50 joint venture between The Peninsular and Oriental Steam Navigation Company (P&O) and Royal Nedlloyd N.V. P&O Nedlloyd (turnover 2002: approximately US $ 4.7 billion) is among the largest container shipping companies in the world, operating more than 150 vessels, totalling well over 400,000 teu. P&O Nedlloyd's global liner network offers 84 routes and approximately 235 direct call ports. Martinair Holland N.V., in which Royal Dutch Airlines (KLM) holds the other 50% of the shares, operates across the globe from 75 locations, utilising a network of international establishments. Martinair is an European and intercontinental operating cargo and leisure airline company.

The Company's shares are listed on the Amsterdam stock exchange, Euronext Amsterdam. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).

Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

(10)

PRESS RELEASE

Rotterdam, 7 March 2002

Royal Nedlloyd appoints new member of the Supervisory Board 04 FEB 23 AM 7:21

Nedlloyd today announced that the Supervisory Board has appointed Mr H.B. (Henk) van Wijk (58), former member of the Executive Board of Aegon, as a member of the company's Supervisory Board, effective as of 8 May 2002. The Committee of Shareholders and the Works Council have accepted this appointment.

Messrs Van Royen, Hazelhoff and Pohl will withdraw from the Board on the same date. After the earlier appointment of Mr Berndsen as of 1 January last, one vacancy remains which will be filled at a later date.

Note on behalf of the editors

Royal Nedlloyd is an international logistics services company with 50% participations in both P&O Nedlloyd and the airline company Martinair.

For further information please contact:

Cor Radings
Public Relations
Royal Nedlloyd
+31 - 6 – 263 16 854

PRESS RELEASE

(11)

Rotterdam, 7 March 2002

04 FEB 23 AM 7:21

ROYAL NEDLLOYD REPORTS 2001 RESULT OF € 6 MILLION

HIGHLIGHTS

2001

- Result on ordinary activities € 6 mln (2000: € 50 mln).
- Earnings per share € 0.27 (2000: € 5.96).
- Proposed cash dividend € 1 per share.

FOURTH QUARTER 2001

- Result on ordinary activities € - 19 mln (2000: € 32 mln).
- Share in the result of P&O Nedlloyd € - 21 mln (2000: € 43 mln).
- Share in the result of Martinair € 3 mln (2000: € - 10 mln).

RESULT

For the full year 2001 Nedlloyd achieved a result on ordinary activities of € 6 mln (2000: € 50 mln). The decrease in the result of € 44 mln is due in particular to P&O Nedlloyd, which, with an operating result of US $ 87 mln, achieved a considerably lower result than in the comparable period last year (2000: US $ 201 mln).
The share in the result of Martinair improved to € - 3 mln (2000: € - 22 mln).

In the fourth quarter Nedlloyd achieved a result on ordinary activities of € - 19 mln (2000: € 32 mln).

JOINT VENTURE P&O NEDLLOYD

In 2001 P&O Nedlloyd achieved an operating result before interest and taxation of US $ 87 mln (2000: US $ 201 mln).

In the fourth quarter P&O Nedlloyd's operating result amounted to US $ - 20 mln, before interest and taxation, a decrease of US $ 116 mln compared to the fourth quarter of 2000.

The net result for the entire year 2001 amounted to US $ 21 mln (2000: US $ 129 mln). In the fourth quarter a net result was achieved of US $ -37 mln (2000: US $ 77 mln).

The decline in the result is explained in particular by the clear slow-down in container liner trade growth combined with an increase in capacity.
These unfavourable conditions were partly offset by continued cost savings and lower fuel costs.
Growing in demand in the container liner trade is closely connected with developments in world trade.

P&O Nedlloyd carried 828,000 TEUs in the fourth quarter, almost 2% more than in the same period of 2000. For the year as a whole 2001 liftings rose by 4.7%.
Compared to the fourth quarter of 2000 average revenue per TEU dropped by 13%.
For the entire year 2001 average revenue fell by 4.2% compared to 2000.

After the successful conclusion of the US $ 180 mln cost savings programme P&O Nedlloyd announces it will accelerate the previously announced US $ 200 mln cost savings programme, and expand it to an annualised US $ 350 mln in savings by the end of 2003.

For the full year 2001 the share of Nedlloyd in the result of P&O Nedlloyd was € 62 mln lower than in 2000 (2001: € 8 mln, 2000: € 70 mln).
The share in the result amounted to € - 21 mln in the fourth quarter against € 43 mln in the same period of 2000.

(For further details on P&O Nedlloyd we refer to the separately issued press release).

MARTINAIR

Martinair closed 2001 with an operating result of € - 1 mln (2000: € - 34 mln).
Results improved greatly over 2001.
The measures taken as part of the "Red Alert" programme have contributed significantly here.
This enabled Martinair to achieve substantial improvements to both capacity and efficiency.
Furthermore, the fall in jet-fuel prices contributed to the improved results.

The operating result for 2001 includes a positive effect stemming from a change of accounting standards related to major aircraft maintenance for an amount of € 9 mln. This change in accounting standards has been made to comply with The International Accounting Standards (IAS). For comparison purposes, the 2000 figure has also been adjusted for this reason (effect € 13 mln).
For the full year the Nedlloyd share in the result of Martinair amounted to € -3 mln (2000: € - 22 mln).
For the fourth quarter the share in the result amounted to € 3 mln (2000: € - 10 mln).

(For further details we refer to the press release separately issued by Martinair).

DIVIDEND POLICY

Taking into account the company's liquidity position, a cash dividend of € 1 per share is proposed. At the current price level of approximately € 16 this implies a dividend return of well over 6%. Since the profit is insufficient to pay this dividend, it will be proposed to the shareholders to charge this payment against the reserves.

SHARE BUY BACK PROGRAMME

Royal Nedlloyd concluded its share buy back programme in November 2001, purchasing a total of 1.9 mln of its own shares at an average price of € 13.90. Including the shares purchased earlier for the employee stock option plan, Royal Nedlloyd has repurchased 9.83% of its outstanding share capital. Royal Nedlloyd will make a proposal to cancel the purchased shares, excluding those necessary to cover the employee stock option plan of 1998 (approximately 170,000), at the General Meeting of Shareholders, to be held on 8 May 2002.

Any further buy back programme will be considered if appropriate circumstances arise.

OUTLOOK

Due to the uncertainties in the world economy, we do not give a concrete forecast on our results for 2002.

Generally the present slow growth in world trade is expected to continue during the first half of 2002. The increase in fleet capacity will continue to negatively influence the rates across the container shipping industry. Consequently in the first half of 2002 the company will be in a loss.

Note on behalf of the editors:

Royal Nedlloyd is an international logistics services company with 50% participations in both P&O Nedlloyd and the airline company Martinair.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: +31 - 6 - 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: +31 - 10 - 400 69 11

ROYAL NEDLLOYD N.V.

Annual Figures 2001

(x eur 1 mln)	2001 4th quarter	2000 4th quarter	2001	2000
Consolidated Profit and Loss Account				
Share in result non-consolidated participations				
- P&O Nedlloyd	-21	43	8	70
- Martinair	3	-10	-3	-22
	-18	33	5	48
Discontinued activities	-	0	-	2
Corporate overheads and other activities	-2	-2	-6	-6
Interest income minus expenses	1	1	7	6
Result on ordinary activities before taxation	-19	32	6	50
Taxation	0	0	0	0
Result on ordinary activities after taxation	-19	32	6	50
Extraordinary result after taxation	0	69	0	86
Net result	-19	101	6	136
Consolidated balance sheet				
Fixed assets			1,010	949
Current assets			7	79
Cash and bank balances			143	122
Total Assets			1,160	1,150
Group equity			1,086	1,040
Provisions			56	68
Short-term liabilities			18	42
Total liabilities			1,160	1,150
Capital employment			999	986
Group equity as a % of the balance sheet total			93.6	90.4
Group equity				
Position 31-12-2000			1,040	
Share buy back programme			-26	
Net result			6	
Exchange differences			45	
Execution option rights			2	
Change in accounting policies Martinair			18	
Other			1	
Position 31-12-2001			1,086	
Average number of outstanding ordinary shares (x 1.000)	21,419	22,827	22,560	22,818
In euros per outstanding ordinary share:				
- Net result	-0.89	4.42	0.27	5.96
- Result on ordinary activities after taxation	-0.89	1.40	0.27	2.19
- Dividend			1.00	1.00
- Shareholders' equity			51.46	45.53
Capital expenditure in tangible fixed assets	-	1	-	1
Depreciation	-	-	-	-
Number of staff at year end			69	73
Of which employed in the Netherlands			69	73

(12)

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2001

04 FEB 23 7:21

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the fourth quarter 2001. In general terms, the main points are:

- P&O Nedlloyd made an operating profit for 2001 of $87 million (2000 $201 million);
- in Q4 2001 it made an operating loss of $8 million before restructuring costs of $12 million;
- average revenue rates fell by 5% compared to Q3 and by 13% compared to Q4 2000;
- revenues in the industry will be down in the first half of 2002 as a result of slower world trade growth and increased capacity; and
- a major expansion and acceleration of cost savings programmes to achieve $350 million per annum by the end of 2003 compared to the $200 million previously announced.

Further information

Peter Smith, Director, Communications & Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q4 2001	Q4 2000	Full Year 2001	Full Year 2000
Throughput (teus)				
Europe/Asia	269,000	288,900	1,069,100	1,081,100
North/South & Cross Trades	308,500	291,300	1,169,900	1,085,000
North America	250,600	232,700	944,900	873,900
Total	**828,100**	**812,900**	**3,183,900**	**3,040,000**
Average revenue per teu	1,209	1,385	1,298	1,355
Revenue	1,001	1,126	4,132	4,120
Operating (loss)/profit before interest and tax	**(20)**	**96**	**87**	**201**
Interest, minorities and other items	(15)	(15)	(56)	(61)
(Loss)/Profit before tax	**(35)**	**81**	**31**	**140**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. P&O Nedlloyd achieved an operating profit in 2001 of $87 million compared to $201 million in 2000. Profit before tax was $31 million compared to $140 million previously. The operating loss for Q4 was $20 million compared to a profit of $30 million in Q3 and $96 million in Q4 2000.

2. The main reason for the weaker results in 2001 has been the significant reduction in average revenue rates. The average rate in Q4 was $1,209 which is 13% down on the same period in 2000 and 5% down on Q3 2001. Average rates have fallen a little further since the start of 2002 although there are tentative signs on some trades that they may have bottomed out.

3. Overall volumes for Q4 2001 were similar to Q3 and 2% up on Q4 2000. Loadfactors fell from 82% to 77%. For the industry as a whole, demand in 2001 is estimated to have grown by approximately 3% compared to supply growth of over 9%. Supply is currently expected to exceed demand in 2002 before the position recovers in 2003.

4. The company is making exceptional progress in its drive to reduce costs. Annualised savings in excess of $200 million were achieved by the end of 2001, well ahead of the original $180 million target. These came from reductions in IT, container management, fleet operations and procurement costs. A further $200 million annualised savings target has already been announced for 2002-3. By the end of 2003, this will have been accelerated and expanded to $300 million annualised. In addition, headcount reductions of 1,000 are being implemented across the company this year to save a further $50 million. The new savings are being generated by major change programmes which are standardising procedures and relocating many functions to lower cost areas. There will be a substantial reorganisation cost.

5. The current slowdown in world trade and the excess of supply over demand is expected to reduce revenues across the industry in the first half of 2002. Although there is more optimism now about the prospects for economic growth than earlier this year, it is too soon to be specific. The beneficial impact of the major new cost savings will to some extent cushion P&O Nedlloyd in the current adverse market conditions and ensure that it is well placed to benefit from the upturn in due course.

(ends)

Nedlloyd

(13)

04 FEB 23 AM 7:21

PRESS RELEASE

Rotterdam, 8 May 2002

NEDLLOYD FIRST QUARTER NET RESULT € - 50 MLN

HIGHLIGHTS FIRST QUARTER 2002

- Nedlloyd first quarter net result € -50 mln (first quarter 2001: € 5 mln)
- P&O Nedlloyd operating result: US dollar- 68 mln (first quarter 2001: US dollar 31 mln)
- Martinair net result: € - 3 mln (first quarter 2001: € - 7 mln)
- Earnings per share € -2.37 (first quarter 2001: € 0.22)

RESULT

In the first quarter of 2002 Nedlloyd achieved a result on ordinary activities of € - 50 mln, representing a deterioration of € 55 mln compared to the same period last year. The share in the results of the non-consolidated participations of P&O Nedlloyd and Martinair together amounted to € - 50 mln (first quarter 2001: € 4 mln).

JOINT VENTURE P&O NEDLLOYD

In the first three months of the year, seasonally the least favourable quarter, P&O Nedlloyd's operating result decreased by US dollar 99 mln to US dollar - 68 mln compared to the same period last year.

Compared to the same quarter in 2001 the average revenue rate per TEU declined by 17%. This decreasing average revenue rate was caused by the overcapacity in the industry that arose in 2001.

However, the average cost per TEU was brought down significantly by the successful implementation of the cost savings programmes. Furthermore the recently announced US dollar 350 million cost savings programme will lead to additional substantial savings in the course of this year as well as in 2003.

P&O Nedlloyd carried 791,700 TEUs in the first three months of the year, 9% more than in the same quarter of 2001 (727,400 TEUs).

The share of Nedlloyd in the result of P&O Nedlloyd of € - 49 mln, indicated a deterioration of € 57 mln compared to the same period in 2001.

(Please refer to today's press release issued separately by P&O Nedlloyd).

MARTINAIR

The net result of Martinair in the first quarter of 2002 amounted to € - 3 mln, an improvement of € 4 mln compared to the same period last year.* Conditions have improved in both cargo and passenger transport. Lower jet-fuel prices comparative to 2001 also had an impact on results.

Nedlloyd's share in the result of Martinair amounted to € - 1 mln, an improvement of € 3 mln compared to the first three months of last year.*

* Restated for comparison purposes.

INTEREST INCOME MINUS INTEREST EXPENSES

The interest income minus interest expenses in the first quarter of 2002 amounted to € 1 mln (first quarter 2001: € 2 mln).

OUTLOOK

As previously announced Nedlloyd will be in the red for the first half-year of 2002, with the second quarter of 2002 expected to show a significantly reduced loss compared to the first three months of this year.

Note on behalf of the editors:

Royal Nedlloyd is an international logistics services company with 50% interests in both P&O Nedlloyd and Martinair.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: 06 – 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: 010 – 400 69 11

ROYAL NEDLLOYD N.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x EUR 1 million)	2002 1st quarter	2001 1st quarter
Share in result non-consolidated participations		
- P&O Nedlloyd	-49	8
- Martinair	-1	-4
	-50	4
Corporate overheads and other activities	-1	-1
Interest income minus expenses	1	2
Result on ordinary activities before taxation	-50	5
Taxation	0	0
Result on ordinary activities after taxation	-50	5
Extraordinary result after taxation	0	0
Net result	-50	5
Average number of outstanding ordinary shares (x 1,000)	21,135	22,885
In euros per outstanding ordinary share:		
- Net result	-2.37	0.22
- Result on ordinary activities after taxation	-2.37	0.22

CONSOLIDATED BALANCE SHEET

(x EUR 1 million)	31-03-2002	31-12-2001
Fixed assets	964	1,010
Current assets	7	7
Cash and bank balances	145	143
Total Assets	1,116	1,160
Shareholders' equity	1,043	1,086
Provisions	55	56
Short-term liabilities	18	18
Total liabilities	1,116	1,160
Number of outstanding ordinary shares (x 1,000)	21,322	21,105
In euros per outstanding ordinary share:		
- Shareholders' equity	48.92	51.46
Shareholders' equity		
Position 31-12-2001	1,086	
Exchange differences	4	
Execution option rights	3	
Net result	-50	
Position 31-03-2002	1,043	

Figures unaudited

14

P&O Nedlloyd

04 FEB 23 AM 7:21

P&O NEDLLOYD RESULTS: FIRST QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the first quarter 2002. In general terms, it shows that:

- P&O Nedlloyd made an operating loss for the quarter, traditionally the weakest of the year, of $68 million which compares with an operating profit of $31 million in Q1 2001;
- volumes were 9 per cent higher than in Q1 2001;
- average revenue rates were 17 per cent down on the same period last year;
- cost saving programmes have already contributed significantly to the reduction in unit costs compared to Q1 2001 and the new $350 million savings programme is on track to make a further impact later this year and in 2003;
- there are early signs that the reduction in revenues rates has bottomed out but pressure from industry over capacity will remain.

Further information: Andrew Lincoln, Manager, Investor Relations and Strategy, P&O
020 7321 4490

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q1 2002	Q1 2001
Throughput (teus)		
Europe/Asia	263,900	258,900
North/South & Cross Trades	284,700	263,100
North America	243,100	205,400
Total	**791,700**	**727,400**
Average revenue per teu	1,148	1,389
Revenu	909	1,010
Operating (loss)/profit before interest and tax.	**(68)**	**31**
Loss on scrapping of vessels	(4)	-
Interest, minorities and other items	(12)	(13)
(Loss)/Profit before tax	**(84)**	**18**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. Q1 is traditionally the weakest quarter of the year and in Q1 2002 P&O Nedlloyd made an operating loss of $68 million compared to a profit of $31 million in the equivalent period last year and an operating loss of $8 million before restructuring costs of $12 million in Q4 2001.

2. The deterioration in the result is due to a 17 per cent reduction in average revenue rates compared to Q1 2001, particularly in the Far East – Europe and Transpacific trades. Average revenue rates declined 5 per cent compared to Q4 2001.

3. Overall volumes for Q1 were up by 9 per cent compared to Q1 2001 and loadfactors, assisted by ship lay-ups, were much improved.

4. The Company's $350 million cost savings programmes, including the 1000 headcount reductions announced with the Q4 2001 results, are already having a positive impact on overheads. The transfer of work to new, lower cost offshore centres continues at full speed; all US and European customer documentation will have moved by the end of this month. Other restructuring and redundancy programmes are being implemented across the company. These moves, combined with new initiatives to restructure landside operations and further streamline systems, are already cushioning the company against the current adverse market conditions and will enhance its competitive position.

5. Although there is more optimism now about the prospects for economic growth and the first signs of an improvement in revenue rates and flows in some trades, increased capacity in the industry will continue to affect financial performance this year.

Nedlloyd

15

04 FEB 23 AM 7:21

PRESS RELEASE

Rotterdam, 15 August 2002

NEDLLOYD REPORTS SECOND QUARTER NET RESULT OF € -37 MLN

SECOND QUARTER 2002 HIGHLIGHTS

- Nedlloyd second quarter net result € -37 mln (second quarter 2001: €12 mln).
- Earnings per share: € -1.74 (second quarter 2001: € 0.52).

JOINT VENTURE P&O NEDLLOYD

The P&O Nedlloyd operating result of US $ -46 mln (before restructuring costs of US $ -15 mln) in the second quarter represents a decrease of US $ 92 mln compared to the same period last year.

In the second quarter P&O Nedlloyd carried 899,000 TEUs (second quarter 2001: 794,000 TEUs), reflecting an increase of well over 13%.

The average utilisation was up to 83% in the second quarter of 2002 (second quarter 2001: 79.6%).

The average revenue rate per TEU decreased 15% from US $ 1,331 in the second quarter of 2001 to US $ 1,131 in the second quarter of 2002. Compared to the first quarter of 2002, rates decreased at an average of 1.5%. This tariff erosion occurred mainly in the Europe/Asia and the Transpacific Trades.

The US $ 350 mln cost savings programme is ahead of schedule. This means that as of June 30, 2002, US $ 190 mln of annualised cost savings have been realised, while the target for this year is adjusted from US $ 200 mln to US $ 250 mln.

Nedlloyd's share in the result of P&O Nedlloyd of € -35 mln, represents a decrease of € 51 mln compared to the second quarter of last year.

(Please refer to today's press release issued separately by P&O Nedlloyd for additional information).

MARTINAIR

Martinair's net result in the second quarter amounted to € -3 mln, an improvement of € 7 mln compared to the same period last year.

The Nedlloyd share in the result of Martinair amounted to € -2 mln in the second quarter, an improvement of € 3 mln compared to the same period last year.

During the second half of 2002, Martinair expects to improve operating results. Consequently, barring unforseen circumstances, the net result for full year 2002 will end up close to break-even.

(Please refer to the press release issued by Martinair on July 24, 2002 for further details).

OUTLOOK

Notwithstanding steeply increased volumes, improved utilisation, and the cost savings programme being ahead of schedule, results remain negative also during the second half-year due to low rates, higher fuel costs and adverse currency effects. In this cyclical industry, higher rates are necessary to have Nedlloyd return to profitability.

Note on behalf of the editors:

Royal Nedlloyd is an international logistics services company with 50% interests in both P&O Nedlloyd and Martinair airline company.

Contrary to earlier communication Royal Nedlloyd will hold the Annual Meeting of Shareholders on 8 May 2003. Consequently the first quarterly report of 2003 will be published also on 8 May.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: +31 (0)6 – 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: +31 (0)10 – 400 69 11 or +31 (0)6 - 202 45 223

ROYAL NEDLLOYD N.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x EUR 1 million)	2002 2nd quarter	2001 2nd quarter	2002 1st halfyear	2001 1st halfyear
Share in result non-consolidated participations				
- P&O Nedlloyd	-35	16	-84	24
- Martinair	-2	-5	-3	-9
	-37	11	-87	15
Corporate overheads and other activities	-1	-1	-2	-2
Interest income minus interest expenses	1	2	2	4
Result on ordinary activities before taxation	-37	12	-87	17
Taxation	0	0	0	0
Result on ordinary activities after taxation	-37	12	-87	17
Extraordinary result after taxation	0	0	0	0
Net result	-37	12	-87	17
Average number of outstanding ordinary shares (x 1,000)	21,323	22,989	21,230	22,937
In euros per outstanding ordinary share:				
- Net result	-1.74	0.52	-4.10	0.74
- Result on ordinary activities after taxation	-1.74	0.52	-4.10	0.74

CONSOLIDATED BALANCE SHEET

(x EUR 1 million)	30-6-2002	31-12-2001
Fixed assets	833	1,010
Current assets	8	7
Cash and bank balances	110	143
Total assets	951	1,160
Shareholders' equity	890	1,086
Provisions	48	56
Short-term liabilities	13	18
Total liabilities	951	1,160
Number of outstanding ordinary shares (x 1,000)	21,323	21,105
In euros per outstanding ordinary share:		
- Shareholders' equity	41.74	51.46
Shareholders' equity		
Position 31-12-2001	1,086	
Exchange differences	-90	
Dividend 2001	-22	
Execution option rights	3	
Net result	-87	
Position 30-06-2002	890	

Figures unaudited

(16)

04 FEB 23 AM 7:21

P&O NEDLLOYD RESULTS: SECOND QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the second quarter 2002. In general terms it shows that:

- P&O Nedlloyd made an operating loss for the quarter of $46 million compared to a profit of $46 million in Q2 2001;
- volumes were 13 per cent higher than Q2 2001;
- average revenue rates were down 15 per cent on Q2 2001 and 1.5 per cent on Q1 2002;
- the cost savings programmes are on schedule with $190 million on an annualised basis achieved so far this year; and
- for the market as a whole there is continuing pressure from increasing supply while demand, although currently strong, is subject to some uncertainty.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q2 2002	Q2 2001	Year to Date 2002	Year to Date 2001
Throughput (teus)				
Europe/Asia	287,500	268,900	551,300	527,800
North/South & Cross Trades	332,900	291,700	617,700	554,800
North America	278,700	233,400	521,800	438,800
Total	**899,100**	**794,000**	**1,690,800**	**1,521,400**
Average revenue per teu	1,131	1,331	1,139	1,359
Revenue	1,017	1,057	1,926	2,067
Operating profit/(loss) before interest and tax (before restructuring costs)	**(46)**	**46**	**(112)**	**78**
Restructuring costs	(15)	(0)	(17)	(1)
Operating profit/(loss) before interest and tax (after restructuring costs)	(61)	46	(129)	77
Net profit on sale of fixed assets	10	0	6	0
Interest, minorities and other items	(10)	(14)	(22)	(27)
Profit/(loss) before tax	**(61)**	**32**	**(145)**	**50**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

4. Profit on sale of fixed assets includes the sale of Beagle House in London and the disposal of vessels.

KEY POINTS

1. The $46 million operating loss for Q2 2002 (before restructuring costs of $15 million) compares with a loss of $66 million (before $2 million restructuring costs) in the previous quarter and an operating profit of $46 million in Q2 2001.

2. The major factor impacting the result was the continuing decline in revenue rates which dropped 15 per cent compared to the same period last year. The Europe/Asia and Transpacific trades were particularly affected. The rate of reduction has, however, declined significantly, with a fall of only 1.5% compared to Q1 2002. Revenue rates are now improving on some trades, including Europe/Asia. These improvements will, however, take some time to come through because of the duration of normal shipping contracts and their overall effect will as always depend on broader trends in supply and demand.

3. Volume growth continued to exceed expectations. In Q2 it was 13 per cent up on Q2 2001 with particularly strong increases in the North America and Cross Trades. Overall utilisation increased to 83 per cent compared with 80 per cent in Q2 2001. Laid up ship capacity continues to reduce and is now below 3 per cent of PONL's total capacity.

4. The Q2 result was also adversely affected by rising fuel costs. Although slightly down on last year they are significantly higher than in Q1 2002.

5. Good progress continues to be made with cost savings programmes which are on schedule to achieve a $350 million reduction by the end of 2003. At the end of June 2002, achieved savings totalled $190 million on an annualised basis, well on the way to a new $250 million end of 2002 target, $50 million more than previously announced. The unit cost of overheads in Q2 2002 was 12% down on the previous year.

6. The industry remains affected by overcapacity and the prospects for world economic growth continue to be uncertain. The recent weakness in the US dollar will potentially have a negative impact on the result for the second half year. P&O Nedlloyd's restructuring and cost savings programmes will enhance its competitive position when the upturn comes.

(ends)

(17)

04 FEB 23 AM 7:21

PRESS RELEASE

Rotterdam, 14 November 2002

NEDLLOYD THIRD QUARTER NET RESULT € -33 MLN

THIRD QUARTER 2002 HIGHLIGHTS

- Nedlloyd third quarter net result € -33 mln (third quarter 2001: € 8 mln).
- P&O Nedlloyd operating result of US $ -46 mln.
- Rate recovery in Europe-Asia trades.
- Higher fuel costs of US $ 15 mln compared to second quarter 2002
- Volumes continue to rise at P&O Nedlloyd
- Martinair net result € 6 mln.
- Earnings per share: € -1.55 (third quarter 2001: € 0.35).

"P&O Nedlloyd's rates on the Europe-Asia trades were up in the course of the third quarter for the first time in eighteen months. Furthermore, the positive effect of P&O Nedlloyd's cost savings programmes is becoming increasingly visible. Based on these developments we are cautiously optimistic that the worst is behind us", said Haddo Meijer, Chairman of the Nedlloyd Executive Board.

JOINT VENTURE P&O NEDLLOYD

P&O Nedlloyd achieved an operating result of US $ -46 mln (before restructuring costs of US $ 5 mln) in the third quarter. The operating result in the same period last year amounted to US $ 32 mln (before restructuring costs of US $ 2 mln). This represents a decrease of US $ 78 mln compared to the third quarter of 2001.

In the third quarter P&O Nedlloyd carried 929,000 TEUs (third quarter 2001: 834,000 TEUs), reflecting an increase of well over 11%.

The average revenue rate per TEU decreased 11% from US $ 1,275 in the third quarter of 2001 to US $ 1,138 in the third quarter of 2002. This rate erosion occurred mainly on the Europe-Asia trades and on the Transpacific.

In the third quarter sustained rate increases have been achieved on the Europe-Asia trades.

Higher fuel prices have an adverse impact of US $ 15 mln compared to the second quarter of 2002.

The US $ 350 mln cost savings programme is ahead of schedule. Annualised cost savings of US $ 250 mln have been achieved at 30 September 2002, of which the full impact will benefit the results in 2003.

Nedlloyd's share of P&O Nedlloyd's net result of € -36 mln represents a decrease of € 41 mln compared to the third quarter of last year.

(Please refer to today's press release issued separately by P&O Nedlloyd for further details).

<u>MARTINAIR</u>

Martinair's net result in the third quarter amounted to € 6 mln. This result is equal to the same period last year.

The Nedlloyd share in the result of Martinair amounted to € 3 mln in the third quarter (third quarter 2001 also € 3 mln).

Martinair expects, barring unforeseen circumstances, a net break-even result for the full year 2002.

OUTLOOK

We are cautiously optimistic that revenue rates will continue to improve for P&O Nedlloyd. The cost savings programmes are on schedule. However, in the short term, these positive effects will largely be offset by higher fuel costs.

In this cyclical industry, higher revenue rates are necessary for Nedlloyd to return to profitability.

Note on behalf of the editors:

Royal Nedlloyd is an international logistics services company with 50% interests in both P&O Nedlloyd and Martinair airline company.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: +31 (0)6 – 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: +31 (0)10 – 400 69 11 or +31 (0)6 - 202 45 223

ROYAL NEDLLOYD N.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x EUR 1 million)	2002 3rd quarter	2001 3rd quarter	2002 u/i 3rd quarter	2001 u/i 3rd quarter
Share in result non-consolidated participations				
- P&O Nedlloyd	-36	5	-120	29
- Martinair	3	3	0	-6
	-33	8	-120	23
Corporate overheads and other activities	-1	-2	-3	-4
Interest income minus interest expenses	1	2	3	6
Result on ordinary activities before taxation	-33	8	-120	25
Taxation	0	0	0	0
Result on ordinary activities after taxation	-33	8	-120	25
Extraordinary result after taxation	0	0	0	0
Net result	-33	8	-120	25
Average number of outstanding ordinary shares (x 1,000)	21,323	22,958	21,261	22,944
In euros per outstanding ordinary share:				
- Net result	-1.55	0.35	-5.64	1.09
- Result on ordinary activities after taxation	-1.55	0.35	-5.64	1.09

CONSOLIDATED BALANCE SHEET

(x EUR 1 million)	30-9-2002	31-12-2001
Fixed assets	806	1,010
Current assets	8	7
Cash and bank balances	107	143
Total assets	921	1,160
Shareholders' equity	863	1,086
Provisions	47	56
Current liabilities	11	18
Total liabilities	921	1,160
Number of outstanding ordinary shares (x 1,000)	21,323	21,105
In euros per outstanding ordinary share:		
- Shareholders' equity	40.47	51.46
Shareholders' equity		
Position 31-12-2001	1,086	
Exchange differences	-84	
Dividend 2001	-22	
Execution option rights	3	
Net result	-120	
Position 30-09-2002	863	

Figures unaudited

(18)

01 FEB 23 AM 7:21

P&O NEDLLOYD RESULTS: THIRD QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the third quarter 2002. In summary it shows that:

- P&O Nedlloyd made an operating loss for the quarter of $46 million, the same as for Q2 2002 but with higher fuel prices having an adverse impact of $15 million;
- average revenue rates were marginally up on Q2 2002, the first quarterly improvement since Q1 2001;
- volumes were 11 per cent higher than in Q3 2001;
- the cost savings programmes continue ahead of plan; and
- the overall outlook is more positive than for some time, although higher fuel costs, a weaker US dollar and supply/demand pressures continue.

Further information:

Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q3 2002	Q3 2001	Year to Date 2002	Year to Date 2001
Throughput (teus)				
Europe/Asia	303,200	272,200	854,600	800,000
North/South & Cross Trades	343,600	306,500	961,200	861,300
North America	282,300	255,500	804,100	694,300
Total	**929,100**	**834,200**	**2,619,900**	**2,355,600**
Average revenue per teu	1,138	1,275	1,139	1,329
Revenue	1,057	1,064	2,983	3,131
Operating profit/(loss) before interest and tax (before restructuring costs)	**(46)**	**32**	**(159)**	**110**
Restructuring costs	(5)	(2)	(22)	(3)
Operating profit/(loss) before interest and tax (after restructuring costs)	(51)	30	(181)	107
Net profit/(loss) on sale of fixed assets	(4)	0	1	0
Interest, minorities and other items	(12)	(14)	(33)	(41)
Profit/(loss) before tax	**(67)**	**16**	**(213)**	**66**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. The $46 million operating loss for Q3 2002 (before restructuring costs of $5 million) was the same as for Q2 (before restructuring costs of $15 million) despite fuel prices being $15 million worse. It compares to a profit of $32 million for Q3 2001 with higher fuel prices having an adverse impact of $19 million.

2. The main factor affecting the result continues to be low revenue rates, which were 11% down on Q3 2001. Importantly, however, the average revenue rate of $1,138 was marginally ahead of the average rate of $1,131 in Q2. Sustained increases have been achieved on the important Europe-Asia trades although rates in some other trades remain under pressure.

3. Volume growth has continued across all trades with overall Q3 throughput 11% up on the same period in 2001 and 3% better than in Q2. Exports from China to both the US and Europe have been particularly strong. Despite no vessels having been laid up, average utilisation levels remained relatively high at 80%.

4. At the end of the quarter, the US West Coast port labour dispute affected several services. There was no effect on the Q3 results. The US West Coast volumes are a small proportion of P&O Nedlloyd's annual volume and consequently, on the basis of the position to date, it is estimated that the dispute will have a maximum impact of approximately $10 million on the full year result.

5. High priority continues to be given to implementation of the cost savings programmes. This year's annualised target of $250 million has already been achieved and the full impact of these savings will benefit the results in 2003. Work is well underway to deliver the target of $350 million annualised savings by the end of 2003.

6. In the short term, P&O Nedlloyd's improving trend in revenue rates may be partly offset by higher fuel costs and also the continuing weakness in the US dollar. However, utilisation levels are high and the worst effects of over capacity in 2002 appear to have been resolved. For 2003 the number of new vessel deliveries for the industry as a whole is expected to have an adverse impact on the supply/demand balance, particularly while world trade growth prospects are uncertain. Despite this, improving revenue rates and continuing strong volumes provide the basis for a more positive outlook than for some time.

(19)

PRESS RELEASE

Rotterdam, 6 March 2003

04 FEB 23 AM 7:21

ROYAL NEDLLOYD FOURTH QUARTER NET RESULT € -40 MLN

HIGHLIGHTS

FOURTH QUARTER 2002

- Nedlloyd net result € -40 million (third quarter 2002: € -33 million)
- P&O Nedlloyd operating result of US $ -49 million, before restructuring costs (third quarter 2002: US $ -46 million)
- Share in result of P&O Nedlloyd € -42 million, including non-recurring items in the amount of € -10 million (share in result of P&O Nedlloyd in third quarter 2002: € -36 million)
- Share in result of Martinair € 2 million (third quarter 2002: € 3 million)

FULL YEAR 2002

- Net result € -160 million (2001: € 6 million)
- Earnings per share € -7.52 (2001: € 0.27)
- Proposed cash dividend of € 1 per share

RESULT

In the fourth quarter of 2002 Nedlloyd achieved a net result of € -40 million (third quarter 2002: € -33 million).

The net result for full year 2002 amounted to € -160 million (2001: € 6 million).
The decline in the result of € 166 million was fully attributable to P&O Nedlloyd which achieved an operating result of US $ -234 million (after restructuring costs), a considerably lower result than in the comparable period in the previous year (2001: US $ 87 million).
The share in the result of Martinair improved to € 2 million (2001: € -3 million).

JOINT VENTURE P&O NEDLLOYD

In the fourth quarter the operating result of P&O Nedlloyd amounted to US $ -49 million, before restructuring costs, (third quarter 2002: US $ -46 million).
In the fourth quarter a net result was achieved of US $ -84 million, including non-recurring items of approximately US $ 19.5 million which arose as a consequence of the strikes in US West Coast ports (US $ 7.5 million) and the scrapping of vessels (US $ 12 million). The net result in the fourth quarter of 2001 amounted to US $ -37 million.

In the fourth quarter fuel prices increased by US $ 9 million compared to the third quarter. Compared to the third quarter rates improved in the fourth quarter by US $ 24 per TEU.

The operating result for full year 2002 amounted to US $ -206 million, before restructuring costs (2001: US $ 102 million).
The net result for full year 2002 was US $ -304 million (2001: US $ 21 million).

For full year 2002 throughput increased by 12%.

The decline in the result is largely attributed to the average revenue rate per TEU which dropped by nearly 12% compared to 2001.
High fuel prices continued to affect the result of 2002 with an adverse impact of US $ 56 million.

The US $ 350 million cost savings programme which was initiated at the end of 2001 is on schedule. US $ 290 million of annualised savings were already achieved in 2002. The full impact of the cost savings initiatives will be achieved in 2003.
Nedlloyd's share in the result of P&O Nedlloyd amounted to € -42 million in the fourth quarter compared to € -21 million in the same period of 2001.
For full year 2002 the share in the result was € 170 million less than in 2001 (2002: € -162 million, 2001: € 8 million).
(Please refer to today's press release issued separately by P&O Nedlloyd for further details).

MARTINAIR

Martinair ended 2002 with an operating result of € 23 million (2001: € -1 million).
This improved operating result is derived from Martinair's freight activities.
In 2002 costs regarding both freight and passenger activities were reduced. In addition to this efficiency savings were achieved.

The share in the result of Martinair in the fourth quarter amounted to € 2 million (2001: € 3 million).
For full year 2002 the Nedlloyd share in the result of Martinair also amounted to € 2 million (2001: € -3 million).
(Please refer to the press release issued by Martinair on 5 March for further details).

DIVIDEND POLICY

With a view on the cash position, which results from divestments, a dividend was paid annually over the last few years, most recently to the amount of € 1 per share. Nedlloyd's cash position is such that this payment from shareholders' equity can be proposed again. This policy was outlined at the time for a limited number of years taking into account that the presently proposed payment would be the last but one. Since no net profit was realised during 2002 we propose that this payment of € 1 per share will be charged against the shareholders' reserve account.

OUTLOOK

The strong volume growth in 2002 offset the excess capacity in the container shipping industry, which led to an encouraging recovery in freight rates during the course of the third quarter of 2002. We expect that the 2003 result from container shipping activities will significantly improve. These expectations assume a further continued recovery in rates, the effects of the cost savings programmes, the current levels of US $ rate and fuel costs. The possibility of any disruption as a result of the world's current political climate has not been taken into account.

Note on behalf of the editors:

Royal Nedlloyd is an international logistics services company with 50% interests in both P&O Nedlloyd and Martinair airline company.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: +31 (0)6 – 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: +31 (0)10 – 400 69 11
Tel.: +31 (0)6 – 202 45 223

ROYAL NEDLLOYD N.V.

Annual Figures 2002

(x Euro 1 million)	2002 4th quarter	2001 4th quarter	2002	2001
Consolidated Profit and Loss Account				
Share in result non-consolidated participations				
- P&O Nedlloyd	-42	-21	-162	8
- Martinair	2	3	2	-3
	-40	-18	-160	5
Corporate overheads and other activities	-1	-2	-4	-6
Interest income minus expenses	1	1	4	7
Result on ordinary activities before taxation	-40	-19	-160	6
Taxation	0	0	0	0
Net result	-40	-19	-160	6
Consolidated balance sheet				
Fixed assets			727	1,010
Current assets			6	7
Cash and bank balances			106	143
Total Assets			839	1,160
Group equity			784	1,086
Provisions			44	56
Short-term liabilities			11	18
Total liabilities			839	1,160
Capital employment			722	999
Group equity as a % of the balance sheet total			93.4	93.6
Group equity				
Position 31-12-2001			1,086	
Share buy back programme			-22	
Net result			-160	
Exchange differences			-123	
Execution option rights			3	
Position 31-12-2002			784	
Average number of outstanding ordinary shares (x 1,000)	21,323	21,419	21,277	22,560
In euros per outstanding ordinary share:				
- Net result	-1.88	-0.89	-7.52	0.27
- Result on ordinary activities before taxation	-1.88	-0.89	-7.52	0.27
- Dividend			1.00	1.00
- Shareholders' equity			36.77	51.46
Number of staff at year end			26	69
Of which employed in the Netherlands			26	69

P&O

04 FEB 23 AM 7:21

(20)

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the fourth quarter. In summary it shows that:

In Q4

- P&O Nedlloyd made an operating loss of $49 million (before restructuring costs of $5 million) compared with a loss of $46 million in Q3 (before restructuring costs of $5 million);
- fuel costs were $9 million higher than in Q3 and costs incurred from the West Coast strike were $7.5 million; and
- average revenue rates increased by 2% or $24 per teu compared with Q3.

In 2002

- The operating loss for the year was $206 million (before restructuring costs of $28 million) compared with a 2001 profit of $102 million (before restructuring costs of $15 million) ;
- cash flow remained positive and net debt was reduced;
- throughputs in 2002 were 12% up on 2001; and
- annualised savings of $290 million were achieved and we remain on track to achieve annualised savings of $350 million in 2003.

Outlook

- Clearly there are uncertainties surrounding the economic outlook but if current trends continue the 2003 result should be significantly improved.

Further information:

Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q4 2002	Q4 2001	Full Year 2002	Full Year 2001
Throughput (teus)				
Europe/Asia	302,100	269,000	1,156,700	1,069,100
North/South & Cross Trades	362,000	308,500	1,323,400	1,169,900
North America	275,500	250,600	1,079,500	944,900
Total	**939,600**	**828,100**	**3,559,600**	**3,183,900**
Average revenue per teu	1,162	1,209	1,145	1,298
Revenue	1,092	1,001	4,075	4,132
Operating (loss)/profit before interest and tax (before restructuring costs)	**(49)**	**(8)**	**(206)**	**102**
Restructuring costs	(5)	(12)	(28)	(15)
Operating (loss)/profit before interest and tax (after restructuring costs)	(54)	(20)	(234)	87
Net (loss)/profit on sale of fixed assets	(12)	0	(12)	0
Interest, minorities and other items	(13)	(15)	(46)	(56)
(Loss)/Profit before tax	**(79)**	**(35)**	**(292)**	**31**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.
2. All financial figures are US$ million except average revenue per teu which is US$.
3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

Key Points

1. The operating loss for Q4 of $49 million (before restructuring costs of $5 million) compares to an operating loss of $46 million in Q3 2002 (before restructuring costs of $5 million) and a loss of $8 million in Q4 2001 (before restructuring costs of $12 million). High fuel prices continued to affect the result with an adverse impact of $23 million in Q4 2002 compared with Q4 2001. For the full year, the operating loss was $206 million (before restructuring costs of $28 million) compared with a 2001 profit of $102 million (before restructuring costs of $15 million) with fuel costing an extra $56 million in 2002.

2. Despite the operating loss for the year, P&O Nedlloyd continued to generate a strong operating cash flow. This, together with tight control of capital expenditure and working capital, meant that total net debt was $693 million at the year end compared to $705 million at the end of 2001.

3. The main factor affecting the result was the revenue rate, which in Q4 2002 was 4% down on Q4 2001 and for the full year was 12% down on 2001. Importantly, however, rates have now improved in two successive quarters and were 3% higher than in Q2 2002. As reported in Q3, rate increases are continuing to be achieved on the important Europe/Asia trades. There were mixed results for other trades in Q4.

4. All trades saw substantial growth in throughputs during 2002 with total volume 12% up year on year. Volumes in Q4 were 13% higher than in the same period of 2001. The average utilisation level of 80% in Q4 was also higher than in Q4 2001 (77%) and was in line with Q3 2002. No vessels were laid up during the quarter.

5. Good progress was maintained with P&O Nedlloyd's change programmes during 2002, including the transfer of an increasing number of back office functions to the company's shared service centres in India and China. Annualised cost savings of $290 million were achieved in 2002 and the company is well on track to achieve the $350 million target set for 2003. Overheads were down by $24 million during the year.

6. The impact of these savings programmes, together with a continuing improvement in revenue rates, points to a better year in 2003. These factors should help to offset the negative effect of a weak dollar and high fuel costs in a period of economic uncertainty. Initial indications for 2003 confirm that average revenue rates are maintaining a positive trend.

(21)

Nedlloyd

04 FEB 23 7:21

PRESS RELEASE

Rotterdam, 8 May 2003

ROYAL NEDLLOYD FIRST QUARTER NET RESULT € - 36 MLN

FIRST QUARTER 2003 HIGHLIGHTS

- Nedlloyd first quarter net result € -36 mln (first quarter 2002: € -50 mln)
- P&O Nedlloyd operating result of US $ -58 mln (first quarter 2002: US $ -68 mln)
- P&O Nedlloyd average revenue rate per TEU US $ 49 higher year on year
- Fuel cost increased by US $ 33 mln compared to the first quarter of 2002
- Martinair net result: € - 7 mln (first quarter 2002: € - 3 mln)
- Earnings per share € -1,69 (first quarter 2002: € -2,37)

RESULT

In the first quarter of 2003 Nedlloyd achieved a net result of € -36 mln; an improvement of € 14 mln compared to the same period last year.
The share in the result of both non-consolidated participations P&O Nedlloyd and Martinair together amounted to € -36 mln (first quarter 2002: € -50 mln).

JOINT VENTURE P&O NEDLLOYD

In the seasonally unfavourable first quarter P&O Nedlloyd achieved an operating result of US $ -57 mln (before restructuring costs of US $ 1 mln), an improvement of US $ 9 mln compared to the same period last year. The slight decline compared to the operating result of the fourth quarter of 2002 (US $ - 49 mln), after correction for seasonal downturn, represents an improvement in P&O Nedlloyd's underlying performance.

In the first three months of the year P&O Nedlloyd carried 881,400 TEUs, 11% more than in the first quarter of 2002 (791,700 TEUs).

The average revenue rate per TEU increased 4% year on year from US $ 1,148 in the first quarter of 2002 to US $ 1,197 in the first quarter of 2003. Rate recovery was particularly pronounced in the Europe-Asia trades which are very important to P&O Nedlloyd. Fuel costs (US $ 33 mln higher than in the first quarter of 2002) continued to have a very negative impact on the result.

Nedlloyd's share in the result of P&O Nedlloyd of € - 32 mln signified an improvement of € 17 mln compared to the first quarter of last year.

(Please refer to today's press release issued separately on P&O Nedlloyd for additional information).

MARTINAIR

Martinair's operations developed as expected. The Martinair net result in the first quarter of 2003 amounted to € -7 mln, compared to € -3 mln during the same period last year. Nedlloyd's share in the result of Martinair amounted to € -4 mln, a decline of € -3 mln compared to the first three months of last year. The decline compared to 2002 mainly reflects the impact of higher fuel prices

OUTLOOK

We are confident that the results of the container shipping activities will improve significantly this year. This improvement will become apparent already in the second quarter. Our confidence is based on high volumes, the continuing recovery in freight rates, the favourable trend in the development of fuel prices and the positive effects of the ongoing cost savings programmes. Unforeseen circumstances have not been taken into account.

Note on behalf of the editors:

Payment of dividend

Subject to the approval of the shareholders at the Annual General Meeting, Nedlloyd today set the ex-dividend date for 12 May. As of 22 May the dividend of € 1 per share will be payable after deduction of 25% dividend tax.

Royal Nedlloyd is an international logistics services company with 50% interests in both P&O Nedlloyd and Martinair airline company.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: 0031 (0)6 – 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: 0031 (0)10 – 400 69 11
0031 (0)6 - 20245223

ROYAL NEDLLOYD N.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x EUR 1 million)	2003 1st quarter	2002 1st quarter
Share in result non-consolidated participations		
- P&O Nedlloyd	-32	-49
- Martinair	-4	-1
	-36	-50
Corporate overheads and other activities	-1	-1
Interest income minus expenses	1	1
Result on ordinary activities before taxation	-36	-50
Taxation	0	0
Net result	-36	-50
Average number of outstanding ordinary shares (x 1,000)	21,323	21,135
In euros per outstanding ordinary share:		
- Net result	-1.69	-2.37
- Result on ordinary activities before taxation	-1.69	-2.37

CONSOLIDATED BALANCE SHEET

(x EUR 1 million)	31-03-2003	31-12-2002
Fixed assets	671	727
Current assets	8	6
Cash and bank balances	104	106
Total Assets	783	839
Shareholders' equity	729	784
Provisions	43	44
Short-term liabilities	11	11
Total liabilities	783	839
Number of outstanding ordinary shares (x 1,000)	21,323	21,323
In euros per outstanding ordinary share:		
- Shareholders' equity	34.19	36.77
Shareholders' equity		
Position 31-12-2002	784	
Exchange differences	-19	
Net result	-36	
Position 31-03-2003	729	

Figures unaudited

P&O Nedlloyd

04 FEB 23 AM 7:21

22

P&O NEDLLOYD RESULTS: FIRST QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the first quarter 2003. In general terms it shows that:

In Q1

- In traditionally the weakest trading quarter of the year, P&O Nedlloyd made a reduced operating loss of $58 million compared to a loss of $68 million in Q1 2002;
- Fuel costs were $33 million higher than in Q1 2002 with the benefit of lower prices only starting to come through at the end of the quarter;
- Average revenue rates continued to improve, by 3% over Q4 and 4% over Q1 2002;
- Volumes were up 11% on Q1 last year with no impact from SARS; and
- The achievement of P&O Nedlloyd's annualised cost savings target of $350 million this year remains well on track.

Outlook

The substantial improvement in rates, both achieved and in the pipeline, the falling oil price and the current buoyancy of demand in our major trades, despite economic uncertainties, provide the basis for an increasingly positive outlook.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q1 2003	Q1 2002
Throughput (teus)		
Europe/Asia	293,700	263,900
North/South & Cross Trades	317,300	284,700
North America	270,400	243,100
Total	**881,400**	**791,700**
Average revenue per teu	1,197	1,148
Revenue	1,055	909
Operating profit/(loss) before interest and tax	**(58)**	**(68)**
Net profit / (loss) on sale of fixed assets	0	(4)
Interest, minorities and other items	(11)	(12)
Profit/(loss) before tax	**(69)**	**(84)**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

Key Points

1. The operating loss for Q1 of $58 million compares to a loss of $68 million for the same quarter last year. The slight deterioration since Q4, when there was an operating loss of $54 million, reflects a positive underlying trend after taking into account the normal seasonal downturn in Q1.

2. High fuel costs had a severely adverse impact in Q1 – up $33 million on the same period last year. The combination of hedging and the declining oil price will have a positive effect from Q2 onwards.

3. The key feature of this quarter's results is the positive trend in revenue rates. They have already shown a 4% improvement compared with Q1 last year and 3% compared with Q4. Increases are particularly evident in the high volume Europe/Asia trades. There are prospects of substantial improvements to come, notably in the Transpacific Trade where we have now largely completed our annual contract negotiations with favourable results.

4. The slight decline in throughputs compared with Q4 reflects the seasonal downturn after Christmas and the Chinese New Year. The overall increase of 11% compared to Q1 2002 is consistent across all trades. The outbreak of Severe Acute Respiratory Syndrome ('SARS') has not had an impact on cargo volumes to date and P&O Nedlloyd has extensive contingency plans in place.

5. Although operational costs were higher in the quarter as a consequence of adverse currency movements against the dollar, the company remains on track with its $350 million annualised cost savings targets for 2003. The full implementation of new global processing systems and new systems designed to maximise yield from our cargo base are expected to produce substantial further savings in 2004.

6. The year has started well for P&O Nedlloyd. The most important feature is the continuing positive trend in average revenue rates. This is being supported by strong volumes across all routes. Overall the currency impact is negative compared to Q1 2002 but this is more than offset by the benefits from cost savings.

(23)

04 FEB 23 AM 7:21

PRESS RELEASE

Rotterdam, 14 August 2003

ROYAL NEDLLOYD SECOND QUARTER NET RESULT € - 5 MLN

HIGHLIGHTS SECOND QUARTER 2003

- Nedlloyd second quarter net result € -5 mln (first quarter 2003: € -36 mln)
- P&O Nedlloyd operating result of US $ 11 mln (first quarter 2003: US $ -57 mln)
- P&O Nedlloyd average revenue rate per TEU US $ 54 higher than the first quarter of 2003
- Martinair net result: € -1 mln (first quarter 2003: € -7 mln)
- Earnings per share € -0.23 (first quarter 2003: € -1.69)

RESULT

In the second quarter of 2003 Nedlloyd achieved a net result of € -5 mln; an improvement of € 31 mln compared to the first quarter of 2003 (net result second quarter 2002: € -37 mln).
The share in the result of both non-consolidated participations P&O Nedlloyd and Martinair together amounted to € -4 mln (first quarter 2003: € -36 mln, second quarter 2002: € -37 mln).

JOINT VENTURE P&O NEDLLOYD

P&O Nedlloyd's second quarter operating result of US $ 11 mln (before restructuring costs of US $ 4 mln) represented a US $ 57 mln year-on-year improvement and a US $ 68 mln improvement compared to the first quarter of 2003.

In the second quarter P&O Nedlloyd carried 933,200 TEUs, 4% more than in the second quarter of 2002 (899,100 TEUs). This represents an increase of 6% compared to the first quarter of 2003 (881,400 TEUs).

The average revenue rate per TEU increased 5% from US $ 1,196 in the first quarter 2003 to US $ 1,250 in the second quarter of 2003. Compared to the second quarter of 2002 (US $ 1,131) this represents an increase of 11%. The rate recovery occurred mainly in the Europe-Asia trades. The increase of the average revenue rate per TEU has been assisted by higher bunker surcharges and an increase of the Euro/Dollar exchange rate.

The considerable increase in average revenue was the main contributor to the improvement of the results. Operational costs increased due to higher bunkers and the stronger Euro. At the end of the second quarter, P&O Nedlloyd has achieved US $ 300 mln in annualised cost savings. The difficult trading conditions, in particular in the trades to Latin America and Inter Asia negatively impacted volume growth.

Nedlloyd's share in the result of P&O Nedlloyd of € -4 mln signified an improvement of € 28 mln compared to the first quarter of 2003 and € 31 mln compared to the second quarter of 2002.

(Please refer to today's press release issued separately on P&O Nedlloyd for additional information).

MARTINAIR

Martinair's net result in the second quarter amounted to € -1 mln, an improvement of € 6 mln over the first quarter of 2003 (net result second quarter 2002: € -4 mln). Both cargo and passenger activities contributed to the result.

Nedlloyd's share in the result of Martinair in the second quarter was break-even, an improvement of € 4 mln compared to the first quarter of 2003 and an improvement of € 2 mln compared to the second quarter of 2002.

OUTLOOK

Developments during the second quarter give us confidence that the results of the container shipping activities will continue to significantly improve in the second half of the year. Our confidence is based on the expected volume growth and the ongoing recovery in freight rates, although the strong Euro, the high bunker prices and the higher charter rates will continue to increase some operating costs. Unforeseen circumstances have not been taken into account.

Note on behalf of the editors:

Royal Nedlloyd is an international logistics services company with 50% interests in both P&O Nedlloyd and Martinair airline company.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Tel.: 0031 (0)6 - 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Tel.: 0031 (0)10 - 400 69 11
0031(0)6-20245223

ROYAL NEDLLOYD N.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x EUR 1 million)	2003 2nd quarter	2002 2nd quarter	2003 1st halfyear	2002 1st halfyear
Share in result non-consolidated participations				
- P&O Nedlloyd	-4	-35	-36	-84
- Martinair	0	-2	-4	-3
	-4	-37	-40	-87
Corporate overheads and other activities	-1	-1	-2	-2
Interest income minus expenses	0	1	1	2
Result on ordinary activities before taxation	-5	-37	-41	-87
Taxation	0	0	0	0
Net result	-5	-37	-41	-87
Average number of outstanding ordinary shares (x 1,000)	21,323	21,323	21,323	21,230
In euros per outstanding ordinary share:				
- Net result	-0.23	-1.74	-1.92	-4.10
- Result on ordinary activities before taxation	-0.23	-1.74	-1.92	-4.10

CONSOLIDATED BALANCE SHEET

(x EUR 1 million)	30-6-2003	31-12-2002
Fixed assets	644	727
Current assets	7	6
Cash and bank balances	79	106
Total assets	730	839
Shareholders' equity	679	784
Provisions	40	44
Short-term liabilities	11	11
Total liabilities	730	839
Number of outstanding ordinary shares (x 1,000)	21,323	21,323
In euros per outstanding ordinary share:		
- Shareholders' equity	31.84	36.77
Shareholders' equity		
Position 31-12-2002	784	
Exchange differences	-42	
Dividend 2002	-22	
Net result	-41	
Position 30-06-2003	679	

Figures unaudited

24

P&O Nedlloyd

04 FEB 23 AM 7:21

P&O NEDLLOYD RESULTS: SECOND QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line for the second quarter 2003. In general terms it shows that:

In Q2

- P&O Nedlloyd achieved an operating profit for the quarter of $11 million before restructuring costs compared to a loss of $46 million in Q2 2002;
- Volumes were 4% higher than Q2 2002;
- Average revenue per teu improved by 11% on Q2 2002 and by 5% on Q1 2003; and
- $300 million annualised cost savings have been achieved so far in 2002/03.

Outlook

- Despite the strength of the Euro and continuing high fuel prices, the balance of supply and demand in the industry is expected to remain favourable for the foreseeable future, creating an increasingly positive outlook.

Further information: Andrew Lincoln, Manager, Investor Relations and Strategy, P&O (020 7321 4490)

Victoria Moth, Corporate Communications Manager, P&O (020 7321 4593)

Leon Albers, Manager, Investor Relations, Royal Nedlloyd (0031 10 400 6911)

Cor Radings, Corporate Public Relations, Royal Nedlloyd (0031 626 316 854)

RESULTS & STATISTICS

	Q2 2003	Q2 2002	Year to Date 2003	Year to Date 2002
Throughput (teus)				
Europe/Asia	297,000	287,500	590,700	551,300
North/South & Cross Trades	344,300	332,900	661,600	617,700
North America	291,900	278,700	562,300	521,800
Total	**933,200**	**899,100**	**1,814,600**	**1,690,800**
Average revenue per teu	1,250	1,131	1,224	1,139
Revenue	1,166	1,017	2,221	1,926
Operating profit/(loss) before interest and tax (before restructuring costs)	**11**	**(46)**	**(45)**	**(112)**
Restructuring costs	(4)	(15)	(6)	(17)
Operating profit/(loss) before interest and tax (after restructuring costs)	7	**(61)**	**(51)**	**(129)**
Net profit on sale of fixed assets	0	10	0	6
Interest, minorities and other items	(12)	(10)	(23)	(22)
Profit/(loss) before tax	**(5)**	**(61)**	**(74)**	**(145)**

Notes to editors :

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. The $11 million operating profit for Q2 2003 (before restructuring costs of $4 million) represents a substantial improvement in P&O Nedlloyd's performance compared with both Q2 2002 (a loss of $46 million before restructuring costs of $15 million) and Q1 2003 (operating loss of $57million before restructuring costs of $1million);

2. The key feature of the result is the continuing positive trend in average revenue rates which were 5% up on Q1 2003 and 11% up on Q2 2002. These increases have been assisted by bunker surcharges and the effect of currency movements. Rate increases continue to be achieved on the high volume Europe Asia Trade. The rate negotiations on the Transpacific trade were successfully concluded in May.

3. Volume growth of 4% was achieved compared to Q2 2002. This was lower than average world trade growth during the period due to a slow down in certain trades, such as Latin America and Inter Asia;

4. Despite higher operating costs generated by the strength of the Euro and bunkers the company has achieved $300 million in annualised cost savings in 2002/3. Further substantial savings will follow next year with the full implementation of new global processing and information systems; and

5. The continuing growth of world trade, coupled with the upward trend in revenue rates, points to a positive outlook for the second half of the year, although the strength of the Euro, high fuel prices and charter rates continue to increase some operating costs.

Nedlloyd

(25)

04 FEB 23 AM 7:21

PRESS RELEASE

Rotterdam, 13 November 2003

ROYAL NEDLLOYD THIRD QUARTER NET RESULT € 21 MLN

HIGHLIGHTS THIRD QUARTER 2003

- Market improvement in container shipping industry continues.
- Nedlloyd third quarter net result € 21 mln (third quarter 2002: € -33 mln).
- P&O Nedlloyd operating result of US $ 56 mln (third quarter 2002: US $ -46 mln).
- Martinair net result: € 10 mln (third quarter 2002: € 6 mln).
- Earnings per share € 0.98 (third quarter 2002: € -1.55).

RESULT

In the third quarter of 2003 Nedlloyd achieved a net result of € 21 mln; an improvement of € 54 mln compared to the third quarter 2002, due to the positive trends in the container shipping industry.

JOINT VENTURE P&O NEDLLOYD

P&O Nedlloyd's third quarter operating result of US $ 56 mln (before restructuring costs of US $ 3 mln) represented a US $ 102 mln improvement compared to the third quarter of 2002.

In the third quarter P&O Nedlloyd carried 940,500 TEUs, 1% more than in the third quarter of 2002 (929,100 TEUs).

The key contributor to this significantly improved result was the substantial further increase in revenue rates, particularly on the Europe/Asia trades. The increase in revenue rates was assisted by the strong euro and the continuing focus on higher yielding cargoes, including reduced throughputs on the marginal contribution non-dominant legs, particularly Europe/Asia.
The late peak in the Transpacific resulted in relatively little growth in the company's total liftings in Q3. As a result, total throughput was only up 1% over the same period last year.

The higher operating costs were due to the strength of the Euro, increased fuel prices and the imbalance of container flows.

Nedlloyd's share in the result of P&O Nedlloyd amounted to € 16 mln ; an improvement of € 52 mln compared to the third quarter of 2002.

(Please refer to today's press release issued separately by P&O Nedlloyd for additional information).

MARTINAIR

Martinair's net result in the third quarter amounted to € 10 mln, an improvement of € 4 mln compared to the third quarter of 2002. Passenger activities contributed to the result in particular.

Nedlloyd's share in the result of Martinair in the third quarter amounted to € 5 mln, an improvement of € 2 mln compared to the third quarter of 2002.

OUTLOOK

The positive trend in the container shipping industry in the third quarter is being maintained in the fourth quarter. Based on the outlook for the year 2004 we are confident that results will continue to be favourable.

Note on behalf of the editors:

Royal Nedlloyd is a holding company with 50% interests in both P&O Nedlloyd and Martinair airline company.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Cell phone +31 (0)6 - 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Phone number +31 (0)10 - 400 69 11
Cell phone +31 (0)6 - 202 45 223

ROYAL NEDLLOYD N.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x EUR 1 mln)	2003 3rd quarter	2002 3rd quarter	2003 u/i 3rd quarter	2002 u/i 3rd quarter
Share in result non-consolidated participations				
- P&O Nedlloyd	16	-36	-20	-120
- Martinair	5	3	1	0
	21	-33	-19	-120
Corporate overheads and other activities	-1	-1	-3	-3
Interest income minus expenses	1	1	2	3
Result on ordinary activities before taxation	21	-33	-20	-120
Taxation	0	0	0	0
Net result	21	-33	-20	-120
Average number of outstanding ordinary shares (x 1,000)	21,323	21,323	21,323	21,261
In euros per outstanding ordinary share:				
- Net result	0.98	-1.55	-0.94	-5.64
- Result on ordinary activities before taxation	0.98	-1.55	-0.94	-5.64

CONSOLIDATED BALANCE SHEET

(x EUR 1 mln)	30-9-2003	31-12-2002
Fixed assets	654	727
Current assets	7	6
Cash and bank balances	77	106
Total assets	738	839
Shareholder's equity	689	784
Provisions	39	44
Short-term liabilities	10	11
Total liabilities	738	839
Number of outstanding ordinary shares (x 1,000)	21,323	21,323
In euros per outstanding ordinary share:		
- Shareholders' equity	32.31	36.77
Shareholders' equity		
Position 31-12-2002 resp. position 31-12-2001	784	1.086
Exchange differences	-53	-84
Dividend 2002 resp. dividend 2001	-22	-22
Increase in shareholders' equity by executed option rights	0	3
Net result	-20	-120
Position 30-09-2003 resp. position 30-9-2002	689	863

In this quarterly report the same accounting policies as in the latest financial statements have been applied.

Figures unaudited

CONSOLIDATED CASH FLOW STATEMENT

(x EUR 1 mln)	1-1-2003 u/i 30-9-2003	1-1-2002 u/i 30-9-2002
Net result	-20	-120
Depreciation	0	0
Cash flow	-20	-120
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	20	120
Share in result of 50% interest in Martinair	-1	0
Movement in working capital	-2	-8
Movement in provisions	-5	-9
Other movements	1	0
Net operational cash flow	-7	-17
Capital expenditure on tangible fixed assets	0	0
Investment cash flow	0	0
Increase in shareholders' equity by executed option rights	0	3
Dividend paid	-22	-22
Financing cash flow	-22	-19
Cash flow balance	-29	-36
Cash and bank balances beginning of financial year	106	143
Cash and bank balances end of period	77	107

In this quarterly report the same accounting policies as in the latest financial statements have been applied.

Figures unaudited

(26)

P&O Nedlloyd

04 FEB 23 AM 7:21

P&O NEDLLOYD RESULTS: THIRD QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line for the third quarter 2003. In general terms it shows that:

In Q3

- P&O Nedlloyd achieved an operating profit for the quarter of $56 million before restructuring costs (compared to a loss of $46 million in Q3 2002);
- Average revenue per teu improved by 18% over Q3 2002;
- Continued focus on higher yielding dominant leg cargoes meant that throughput was only 1% up on Q3 2002; and
- Adverse currency movements impacted costs although annualised cost savings of $320 million have been achieved since the start of 2002.

Outlook

- The positive trend in Q3 is being maintained in Q4; and
- Despite new building orders, the supply/demand balance in the industry is expected to remain favourable until at least the end of 2005, with an increasingly positive outlook for 2004.

Further information:

Peter Smith, Director, Communications and Strategy, P&O
+44 (0)20 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
+31 (0) 626 316 854

Gill Samuel, Director, Corporate Communications, P&O Nedlloyd
+44 (0)20 7441 8706

RESULTS AND STATISTICS

	Q3 2003	Q3 2002	Year to Date 2003	Year to Date 2002
Throughput (teus)				
Europe/Asia	296,700	303,200	887,400	854,600
North/South & Cross Trades	347,000	343,600	1,008,600	961,200
North America	296,800	282,300	859,100	804,100
Total	**940,500**	**929,100**	**2,755,100**	**2,619,900**
Average revenue per teu	1,346	1,138	1,266	1,139
Revenue	1,266	1,057	3,486	2,983
Operating profit/(loss) before interest and tax (before restructuring costs)	**56**	**(46)**	**11**	**(159)**
Restructuring costs	(3)	(5)	(9)	(22)
Operating profit/(loss) before interest and tax (after restructuring costs)	53	(51)	2	(181)
Net profit on sale of fixed assets	-	(4)	-	1
Interest, minorities and other items	(12)	(12)	(35)	(33)
Profit/(loss) before tax	**41**	**(67)**	**(33)**	**(213)**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. The $56 million operating profit for Q3 (before restructuring costs of $3 million) represents an improvement of $102 million compared with the same period last year (operating loss of $46 million before restructuring costs of $5 million) and an improvement of $45 million compared with Q2 2003 (operating profit of $11 million before restructuring costs of $4 million).

2. The key factor in achieving this significantly improved result was the substantial further increase in revenue rates. P&O Nedlloyd's average revenue rate was 18% up on Q3 2002 and 8% up on Q2 2003. A vital contributor to this was the rate increase achieved on the Europe/Asia trades. The increase in revenue rates was assisted by currency adjustment factors to offset the weaker US dollar.

3. A further major reason for P&O Nedlloyd's increased revenue rates was its continuing focus on higher yielding cargoes, including reduced throughputs on the marginal contribution non-dominant legs, particularly Europe/Asia. The late peak in the Transpacific resulted in relatively little growth in the company's total liftings in Q3. As a result, total throughput was only 1% up on the same period last year.

4. Despite higher operating costs generated by the strength of the Euro, increased fuel prices and the imbalance of container flows, P&O Nedlloyd has achieved $320 million in like for like annualised cost savings since the start of 2002. With implementation next year of the final stages of a new global systems and management information programme, further substantial savings will be achieved during 2004.

5. The favourable trend in Q3 is being maintained in Q4 for P&O Nedlloyd. Looking ahead, prospects for the industry remain positive. World trade continues to grow, supported by increased outsourcing of manufacturing to the East, and the supply/demand balance appears favourable for at least the next two years. There are, however, continuing cost pressures from adverse currency trends, together with higher fuel prices and charter rates.

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Nedlloyd

04 FEB 23 AM 7:21

PRESS RELEASE

Rotterdam, 19 December 2003

P&O NEDLLOYD: APPOINTMENT OF CEO

P&O and Royal Nedlloyd N.V. announce the appointment by P&O Nedlloyd Container Line Limited of Philip Green as Chief Executive Officer from 1 January 2004.

Philip Green was until recently Chief Operating Officer of Reuters Group plc which he joined in 1999. His responsibilities included the design and implementation of a global change management programme. Prior to this he worked for nine years with DHL International, the global market leader for cross-border express delivery, becoming Chief Operating Officer for Europe and Africa.

Philip Green holds an MBA from London Business School and a BA (hons) degree from the University of Wales.

Haddo Meijer, Chief Executive Officer of Royal Nedlloyd NV, will stand down as Chairman of the Executive Committee of P&O Nedlloyd on 1 January 2004. As announced previously, Robert Woods, currently Group Managing Director of P&O Nedlloyd, will relinquish this position when be becomes Chief Executive of P&O, also on 1 January 2004. Both Haddo Meijer and Robert Woods will become non-executive directors of P&O Nedlloyd.

In a joint comment on the appointment the P&O Nedlloyd co-Chairmen, Lord Sterling, and Mr Leo Berndsen, said: "We are very pleased that we have appointed Philip. His experience from DHL gives him a detailed knowledge of the logistics market and during his time at Reuters he demonstrated his ability to work effectively at a senior level in a global FTSE 100 company."

Philip Green said: "I am very excited about my new role. I look forward to working with the P&O Nedlloyd team worldwide and building on the considerable achievements of the last few years."

For more information: Peter Smith, Director, Communications and Strategy, P&O 020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd

00 31 626 316 854

Notes to editors:

1. Philip Green, 50, has held various senior management positions in the US and the UK including Chief Executive of Coloroll plc and Vice President of Crayonne (USA) Inc. From 1990-1999 he was Chief Operating Officer for Europe and Africa for DHL International. In 1999 he joined Reuters Group plc as Chief Executive Officer of Reuters Trading Solutions and than became Chief Operating Officer of the Group in 2001. Philip is currently a non-executive director of Swedish SKF and is on the advisory board of the London Business School.

2. P&O Nedlloyd is one of the world's leading container shipping lines and international logistics providers. It is a 50:50 joint venture formed between P&O and Royal Nedlloyd N.V. P&O Nedlloyd's global liner network offers over 80 service routes and provides connections to over 230 main ports.

(28)

Nedlloyd PRESS RELEASE P&O Nedlloyd

04 FEB 23 AM 7:21

Rotterdam/London, 2 February 2004

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

P&O Nedlloyd to be listed

P&O reduces its interest in P&O Nedlloyd

Royal Nedlloyd N.V. ("Nedlloyd") and The Peninsular & Oriental Steam Navigation Company ("P&O") announce today that agreement has been reached for Nedlloyd to take full ownership of P&O Nedlloyd Container Line Limited ("P&O Nedlloyd"). Royal Nedlloyd N.V. will be renamed Royal P&O Nedlloyd N.V. ("Royal P&O Nedlloyd") upon completion of the transaction.

P&O will contribute its current 50% stake in P&O Nedlloyd to Nedlloyd for consideration of approximately €215 million cash and a 25% interest in Nedlloyd post completion of the rights issue referred to below. The total consideration has a value of approximately €485 million, based on Nedlloyd's share price at closing of business on 30 January 2004, subject to a possible adjustment of the value of Martinair.

Nedlloyd proposes to fund the cash consideration from an approximately €190 million rights issue with the balance being paid from existing cash resources. The rights issue is fully underwritten by a syndicate of banks subject to, amongst other conditions, satisfactory completion of due diligence.

Nedlloyd will, subject to approval at the Extraordinary General Meeting ("EGM") referred to below, pay a dividend of €1.00 per ordinary share to be charged to reserves in place of a dividend that would have become payable in May 2004. This dividend will be declared in advance of the rights issue, for the benefit of existing Nedlloyd shareholders.

P&O has agreed to retain its 25% equity stake in Royal P&O Nedlloyd for a minimum of six months following the transaction.

The transaction is subject to approval by Nedlloyd's and P&O's shareholders, completion of the rights issue, regulatory approvals and admission of the rights issue shares and the shares that are to be issued to P&O for listing on Euronext Amsterdam, Nedlloyd's current exchange.

It remains the intention of Nedlloyd to dispose of its 50% interest in Martinair as previously indicated to the market.

Highlights of the Transaction

— P&O Nedlloyd effectively becomes independently listed, and will benefit from increased strategic and financial flexibility to strengthen its position as one of the leading global container shipping companies.

— The new management team – led by P&O Nedlloyd CEO Philip Green – will be able to focus on positioning the company to capitalise on the current upswing in the container shipping industry.

— Royal P&O Nedlloyd will have a one-tier board and one class of share capital.

New Corporate and New Management Structure

Royal P&O Nedlloyd will consolidate P&O Nedlloyd as a 100% subsidiary. P&O Nedlloyd will continue to operate using its existing trade name 'P&O Nedlloyd'. The transaction will have no impact on P&O Nedlloyd's business nor on its employees or day-to-day operations and services provided to its customers. P&O Nedlloyd's headquarters will continue to be in London and Royal P&O Nedlloyd will have its headquarters in Rotterdam. The current two-tier corporate governance structure of Nedlloyd, consisting of both a Supervisory Board and an Executive Board, will be replaced by a one-tier board of nine directors.

The board of Royal P&O Nedlloyd will consist of two executive directors and seven non-executive directors. The executive directors will comprise the Chief Executive Officer, Philip Green, and a Chief Financial Officer (currently being recruited). The non-executive directors will be Andrew Land (Chairman), Neelie Kroes, Haddo Meijer (originating from the existing boards of Nedlloyd), Robert Woods, Nick Luff (the latter two being nominated by P&O) and two further independent appointees. Lord Sterling and Leo Berndsen, who had jointly established the P&O Nedlloyd joint venture, have decided that this is the appropriate time to step down.

If P&O sells part of its equity interest in Royal P&O Nedlloyd but retains an interest above 15%, then one of the P&O nominated non-executive directors will step down from the Board. If P&O sells shares such that its equity interest in Royal P&O Nedlloyd falls to below 15%, then the second P&O nominated director will step down from the Board.

Chairman/Chief Executive Comments

Haddo Meijer, Chief Executive Officer of Nedlloyd said: "This is an exciting development for Nedlloyd and its shareholders as through this one-step transformation we will be able to meet the objective of effectively creating an independent listing for P&O Nedlloyd and we strongly recommend to our shareholders to support this transaction."

Lord Sterling, Chairman of P&O said: "This transaction achieves P&O's key strategic objectives and is good news for our stockholders. It is also good news for P&O Nedlloyd which will be able to use its new independence to reinforce its position as one of the world's leading container shipping companies."

Andrew Land, Chairman designate of Royal P&O Nedlloyd said: "We are pleased that we and P&O have come to this agreement. We believe that the restructuring of P&O Nedlloyd's ownership is in the best interest of all stakeholders. This new structure will result in a strong independent container shipping company well-positioned for future growth."

Philip Green, Chief Executive Officer designate of Royal P&O Nedlloyd said: "I am very excited for everybody in P&O Nedlloyd and the opportunities it brings. The new Royal P&O Nedlloyd structure will be an ideal platform to build on the considerable achievements of the last few years and will provide flexibility and independence for management to focus on moving the company forward efficiently. This is supported by the favourable industry environment."

P&O Nedlloyd Trading & Outlook

The positive trend indicated in the Q3 2003 press release continued in Q4 2003. At 30 September 2003, the unaudited net assets of P&O Nedlloyd were US$1.2 billion (€1.0

billion). P&O Nedlloyd believes that the supply/demand balance in the industry is favourable and hence the outlook is positive.

Timetable

The full year 2003 results for Nedlloyd, P&O and P&O Nedlloyd are scheduled to be announced on 4 March 2004. Royal Nedlloyd and P&O will each convene an EGM of their respective shareholders to vote on the proposed transaction. These meetings are expected to be held in March/April. Completion of the transaction and the rights issue is expected in the course of April/May 2004.

Details of the Nedlloyd Rights Issue

- Rights issue of approximately €190 million to partly fund the cash consideration of the transaction;
- Fully underwritten by a syndicate of banks subject to, amongst other conditions, satisfactory completion of due diligence;
- The number of shares to be issued in the rights issue will not exceed 14.52 million shares;
- The principal terms of the rights issue, including the actual number of shares to be issued and the issue price will be announced prior to the launch of the rights issue.

Further information

Cor Radings, Corporate Public Relations, Nedlloyd +31 (0)626 316 854

Léon Albers, Investor Relations, Nedlloyd +31 (0)10 400 6911 / +31 (0)620 245 223

Gill Samuel, Director Corporate Communications, P&O Nedlloyd +44 (0)777 477 2133

Peter Smith, Director, Communications and Strategy, P&O +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy, P&O +44 (0)20 7321 4490

basis of information that will be contained in the prospectus to be published in connection with such issue.

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Shareholders in Royal Nedlloyd N.V. and other entitled parties are invited to attend the annual General Meeting of Shareholders which will take place on **Wednesday 8 May, 2002**, at 14:00 hours in the Rotterdam Hall of Beurs-World Trade Center, Beursplein 37 in Rotterdam.

Agenda

1 (a) Report by the Executive Board over 2001
  (b) Approval of the Financial Statements 2001
  (c) Discharge of the Executive Board and the Supervisory Board over the bookyear 2001
2 Proposal to distribute a dividend of € 1 per ordinary share to be charged to the reserves
3 Proposal to amend the Articles of Association of the Company, including the introduction of a bearer share certificate (Global Share)
4 Proposal to decrease the issued capital of the Company by the withdrawal of ordinary shares held by the Company to complete the buy-in programme effected in 2001
5 Empowerment of the Executive Board to acquire own shares by the Company
6 *Designation of the Executive Board to have power of attorney, until 1 December, 2003, to:*
  (a) issue ordinary shares
  (b) restrict or exclude the pre-emptive right in respect of new issues of ordinary shares up to a maximum of 10% of the issued ordinary share capital as per 8 May, 2002
7 Reimbursement of members to the Supervisory Board
8 Report of the Committee of Shareholders
9 Any other business

As of today, the agenda with explanatory notes, the Annual Report 2001 as well as the proposal to amend the Articles of Association can be inspected and obtained free of charge at the office of the Company and at the offices of the banks named hereunder. for ABN AMRO Bank N.V. also at Foppingadreef 22, 1108 BS AMSTERDAM. These documents may be ordered by telephone with ABN AMRO Servicedesk, tel. 076 – 5799455 (09.00 – 16.00).

Record Date

The date, being the Record Date, on which one must be a shareholder in order to exercise the meeting and voting powers, has been set on **Wednesday 1 May, 2002** (after the handling of all enterings and removals as per that date).

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to bearer shares, holders of CF share certificates must have lodged their shares, and have these shares blocked u/i the Record Date, at the latest on **Wednesday 1 May, 2002** at the Main Office of one of the following banks:

- ABN AMRO Bank N.V., Kemelstede 2, 4817 ST BREDA
- Commerzbank AG, Kaiserplatz, 60261 FRANKFURT AM MAIN

The certificate of deposit to be received from the company or the bank will serve as admission card to the meeting.

Holders of American Depositary Receipts are entitled to obtain entry to the meeting (ADRs do not carry voting rights) upon showing an admission card for this meeting that will be issued upon request by Depositary J P Morgan, New York, at the latest on **Wednesday 1 May, 2002**.

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares must have given written notice of such intention at the latest on **Wednesday 1 May, 2002** to the Secretariat Executive Board who will then, provided they are on May 1, 2002 registered as a shareholder in the Company Register of Registered Shareholders, issue an admission card to the meeting.

Shareholders who participate in the services of Stichting Communicatiekanaal Aandeelhouders ("Shareholders Communication Channel foundation") will receive the agenda with explanatory notes. They will also be entitled to vote - without having to attend the meeting - through a written voting instruction to the proxy mentioned therein, provided their voting instruction will have been received by Proxy Services not later than on **Wednesday 1 May, 2002** (Answer code 5082, 3000 VB Rotterdam).

Other shareholders wishing to be represented at the meeting through a written proxy are being advised that their written proxy must have been received in the office of the Company **by mail or fax not later than on Thursday 2 May, 2002** by the Secretariat Executive Board. Proxy forms may be obtained from the Company on request.

Rotterdam, 12 April 2002 Executive Board

Royal Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam- Tel 31-10-400.6843 - Fax 31-10-400.6260

30

04 FEB 23 AM 7:21

Nedlloyd

Betaling van dividend.
Bij besluit van de jaarlijkse Algemene Vergadering van Aandeelhouders van Koninklijke Nedlloyd N.V., gehouden op 8 mei 2002, is het voorstel tot uitkering ten laste van de reserves van de vennootschap van € 1 per aandeel van nominaal € 1 aan houders van gewone aandelen goedgekeurd.

Met ingang van 16 mei 2002 zal het dividend van € 1 per aandeel betaalbaar zijn, onder aftrek van 25% dividendbelasting, ten hoofdkantore van ABN AMRO Bank N.V. te Amsterdam.

De houders van CF-stukken zal het dividend ter beschikking worden gesteld door tussenkomst van de instellingen waar de dividendbladen zich op 9 mei 2002 na beurs in bewaring bevonden. Aandeelhouders op naam zullen bericht ontvangen van de vennootschap omtrent betaling van het dividend.

Rotterdam, 11 mei 2002 Raad van Bestuur

Koninklijke Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam - Tel. 010 - 4006843 - Fax 010 - 4006260

Informal Translation

Nedlloyd

Payment of Dividend

At the Annual General Meeting of Shareholders of Royal Nedlloyd N.V. held on May 8, 2002, the proposal was approved to distribute a dividend of EURO 1 per ordinary share of EURO 1 nominal value, to be charged to the reserves of the company.

As of May 16, 2002, the dividend will be payable, after deduction of 25% dividend tax, at the main office of ABN AMRO Bank N.V. in Amsterdam.

Dividends of holders of CF-shares will be paid through the institutions where the dividend coupon sheets were held in custody at the closing of trading on May 9, 2002. Registered shareholders shall be notified by the company directly regarding payment of dividends.

Rotterdam, May 11, 2002 Executive Board

Royal Nedlloyd N.V. – Boompjes 40 – 3011 XB Rotterdam Tel. 010-4006843 – Fax 010-4006260

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04 FEB 23 [illegible] 7:21

Koninklijke Nedlloyd N.V.
gevestigd te Rotterdam

Statutenwijziging / Global Share
Onder verwijzing naar de statutenwijziging, waartoe in de op 8 mei 2002 gehouden Algemene Vergadering van Aandeelhouders is besloten en welke op *17 mei 2002* van kracht is geworden, deelt ondergetekende mee dat de gewone aandelen aan toonder à EUR 1,00 zullen worden belichaamd in een door NECIGEF, het centraal instituut in de zin van de Wet giraal effectenverkeer, beheerd Verzamelbewijs van toonderaandelen ("Global Share").

Houders van aandelen Koninklijke Nedlloyd N.V. behoeven geen actie te ondernemen.

Aangezien de omwisseling in de Global Share uitsluitend van belang is voor administratieve aangelegenheden en niet van belang is voor de handel, zal geen aanschrijftarief worden vergoed.

Rotterdam, 24 mei 2002 Raad van Bestuur

Koninklijke Nedlloyd N.V. – Boompjes 40 – 3011 XB ROTTERDAM – Tel. 010 - 4006843 – Fax 010 - 4006260

Informal translation

Royal Nedlloyd N.V.
registered in Rotterdam

Change in Articles of Association / Global Share
With reference to the change in the articles of association, which were approved in the General Meeting of Shareholders held on May 8, 2002 en which became effective on May 17, 2002, the undersigned announces that the ordinary bearer shares with a nominal value of EURO 1.00 will be represented by a global share representing bearer shares ("Global Share") to be held by NECIGEF, the central institution within the meaning of the Securities Giro Act.

Holders of shares of Royal Nedlloyd N.V. do not have to take any action.

Because the exchange for the Global Share is relevant only for administratieve matters and not relevant for the market, no costs for notifications will be reimbursed.

Rotterdam, May 24, 2002 Executive Board

Royal Nedlloyd N.V. – Boompjes 40 – 3011 XB ROTTERDAM – Tel. 010-4006843 – Fax 010-4006260

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04 FEB 23 AM 7:21

Nedlloyd

Shareholders in Royal Nedlloyd N.V. and other entitled parties are invited to attend the annual General Meeting of Shareholders which will take place on Thursday 8 May, 2003, at 14:00 hours in the Willem Burgerzaal of Concerthall and conference centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam.

Agenda

1 (a) Report by the Executive Board over 2002
  (b) Approval of the Financial Statements 2002
  (c) Discharge of the Executive Board and the Supervisory Board for the bookyear 2002
2 Proposal to distribute a dividend of €1 per ordinary share to be charged to the reserves
3 Proposal to decrease the issued capital of the Company by the withdrawal of up to a maximum of 148,796 ordinary shares with a nominal value of €1 each held by the Company which are no longer required to cover employee option programmes
4 Empowerment of the Executive Board to acquire own shares by the Company
5 (a) Report of the Committee of Shareholders
  (b) Proposal to amend the Regulations for the Committee of Shareholders
  (c) Formation of a Committee of Shareholders
  (d) Appointment of members of the Committee of Shareholders
6 Any other business

As of today, the agenda with explanatory notes as well as the Annual Report 2002 can be inspected and obtained free of charge at the office of the Company and at the offices of ABN AMRO Bank N.V. These documents may be ordered by telephone from ABN AMRO Servicedesk, tel. + 31 76 – 5799455 (9.00am-4.00pm).

Record Date

The date, being the Record Date, on which one must be a shareholder in order to attend the meeting and vote, has been set on Thursday 1 May, 2003 (after dealing with all additions and deletions as per that date).

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to shares forming part of a collective deposit, the holders thereof must have made themselves known through their bank, at the latest on Thursday 1 May, 2003 at the Office of ABN AMRO Bank N.V., Kemelstede 2, 4817 ST BREDA, The Netherlands. From application the shares will continue to be registered u/i the Record Date. The certificate to be received from the bank will serve as admission card to the meeting.

Holders of American Depositary Receipts are entitled to obtain entry to the meeting (ADRs do not carry voting rights) upon showing an admission card for this meeting that will be issued upon request by Depositary J P Morgan, New York, at the latest on Thursday 1 May, 2003.

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares not forming part of a collective deposit must have given written notice of such intention at the latest on Thursday 1 May, 2003 to the Secretariat Executive Board who will then, provided they are on Thursday 1 May, 2003 registered as a shareholder in the Company Register of Registered Shareholders, issue an admission card to the meeting.

Shareholders who participate in the services of Stichting Communicatiekanaal Aandeelhouders ("Shareholders Communication Channel foundation") will receive the agenda with explanatory notes. They will also be entitled to vote - without having to attend the meeting - through a written voting instruction to the proxy mentioned therein, provided their voting instruction will have been received by Proxy Services no later than Thursday 1 May, 2003 (Answer code 55012, 3640 VB Mijdrecht, The Netherlands).

Other shareholders wishing to be represented at the meeting through a written proxy are being advised that their written proxy must have been received in the office of the Company by mail or fax not later than on Friday 2 May, 2003 by the Secretariat Executive Board. Proxy forms may be obtained from the Company on request.

Rotterdam, 11 April 2003 — Executive Board

Royal Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam-
Tel +31-10-400.6843 - Fax +31-10-400.6260

(33)

04 FEB 23 AM 7:21

Nedlloyd

FT 10/5

Payment of dividend

At the Annual General Meeting of Shareholders of Royal Nedlloyd N.V. held on 8th May 2003, the proposal was approved to distribute a dividend of €1 per ordinary share of €1 nominal value, to be charged to the reserves of the company.

As of 22 May 2003, the dividend will be payable, after deduction of 25% dividend tax, at the offices of ABN AMRO Bank N.V. in Amsterdam.

Dividends of holders of bearer shares will be paid through the intermediary of the bank or broker where these shares were held in custody at the closing of trading on 9 May 2003.

Registered shareholders shall be notified by the company directly regarding payment of dividends.

Executive Board

Rotterdam, 10 May 2003

Royal Nedlloyd N.V. – Boompjes 40 – 3011 XB Rotterdam, The Netherlands Tel. +31-10-4006843 - Fax +31-10-4006250

34

Nedlloyd

Ten kantore van het Handelsregister van de Kamer van Koophandel en Fabrieken voor Rotterdam, te Rotterdam is door Koninklijke Nedlloyd N.V., gevestigd te Rotterdam, op 09 mei 2003 een besluit neergelegd als bedoeld in artikel 2:99 Burgerlijk Wetboek.

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam

Informal translation

Nedlloyd

On May 9, 2003, a resolution pursuant to article 2:99 of the Dutch Civil Code was filed with the office of the Trade Register of the Chamber of Commerce and Industry for Rotterdam, in Rotterdam, by Royal Nedlloyd N.V., with its registered office in Rotterdam.

Royal Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam